Exhibit 99.1

Q3
2019

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

September 30, 2019

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).

For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life reports Q3’19 reported net income of $681 million

and underlying net income of $809 million

SLF Inc. increases its common share dividend by 5% to $0.55

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2019 and should be read in conjunction with the interim management’s discussion and analysis (“MD&A”) and our unaudited interim consolidated financial statements and accompanying notes (“Interim Consolidated Financial Statements”) for the period ended September 30, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”), which are available on www.sunlife.com under Investors – Financial results and reports. Additional information relating to SLF Inc. is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (November 6, 2019) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2019. Third quarter reported net income was $681 million and underlying net income(1) was $809 million.

	Quarterly results		Year-to-date
Profitability	Q3’19	Q3’18	2019	2018
Reported net income ($ millions)	681	567	1,899	1,942
Underlying net income(1) ($ millions)	809	730	2,265	2,229
Reported EPS(2) ($)	1.15	0.93	3.19	3.18
Underlying EPS(1)(2) ($)	1.37	1.20	3.81	3.66
Reported Return on equity (“ROE”)(1)	13.0%	10.8%	11.8%	12.5%
Underlying ROE(1)	15.5%	14.0%	14.1%	14.3%
Growth
Insurance sales(1) ($ millions)	685	577	2,122	1,875
Wealth sales(1) ($ billions)	41.2	29.8	114.1	100.5
Value of new business (“VNB”)(1) ($ millions)	252	244	869	844
Assets under management (“AUM”)(1) ($ billions)	1,062.9	983.5	1,062.9	983.5
Financial Strength
LICAT ratios(3) (at period end)
Sun Life Financial Inc.	146%	145%
Sun Life Assurance(4)	133%	130%
Financial leverage ratio(1) (at period end)	22.8%	21.9%

“We delivered on another quarter of growth, with underlying net income at $809 million, underlying return on equity at 15.5%, and we increased our common share dividend by 5% to $0.55,” said Dean Connor, President and CEO, Sun Life.

“We are pleased with the growth in insurance sales, led by Asia, our fastest growing pillar, and growth in Asset Management sales, where we are meeting our Clients’ needs for active fund managers with strong long-term performance as well as investment solutions in alternative asset classes. Asia insurance sales increased 47% over the prior year, with particular strength in Hong Kong, and an increase in International high net worth sales. In Asset Management, we achieved net inflows of $3.2 billion, driven by both MFS and SLC Management. Gross sales were $34.4 billion, an increase of 41% from the prior year.”

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2019 (“Q3 2019 MD&A”).
(2)	All Earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test (“LICAT”), see section E – Financial Strength in the Q3 2019 MD&A.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	1

Financial and Operational Highlights – Quarterly Comparison (Q3 2019 vs. Q3 2018)

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q3’19	Q3’18	change	Q3’19	Q3’18	change	Q3’19	Q3’18	change	Q3’19	Q3’18	change
Canada(3)	223	335	(33)%	268	251	7%	204	203	–%	4,136	3,539	17%
U.S.(3)	(186)	(267)	30%	135	139	(3)%	184	172	7%	–	–	–
Asset Management(3)	221	241	(8)%	251	251	–%	–	–	–	34,442	24,365	41%
Asia(3)	170	164	4%	138	110	25%	297	202	47%	2,573	1,928	33%
Corporate(3)	253	94	nm(2)	17	(21)	nm(2)	–	–	–	–	–	–
Total	681	567	20%	809	730	11%	685	577	19%	41,151	29,832	38%

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.
(2)	Not meaningful.
(3)

Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual MD&A.

Our reported net income was $681 million in the third quarter of 2019, an increase of $114 million or 20% compared to the same period in 2018, driven by improved impacts from assumption changes and management actions (“ACMA”)(1), partially offset by unfavourable market related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BentallGreenOak (“BGO acquisition”). ACMA in the third quarter of 2019 was neutral for the Company, and was comprised of favourable impacts of $236 million in Corporate, predominantly pertaining to the UK, and $47 million in Asia, which were fully offset by $287 million in the U.S. The ultimate reinvestment rates (“URR”) adjustments of $93 million included in ACMA, primarily in Canada, were offset by other investment related assumptions.

Underlying net income was $809 million in the third quarter of 2019, an increase of $79 million or 11%, compared to the same period in 2018, which includes the favourable impact of the resolution of tax matters from prior years, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account (“tax matters from prior years”) of $78 million – $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale (“AFS”) gains, offset by unfavourable morbidity experience in Canada and the U.S. and lower investing activity gains.

Our reported ROE(1) was 13.0% in the third quarter of 2019. Underlying ROE(1) was 15.5%, compared to 14.0% in the third quarter of 2018, reflecting higher underlying net income and the increase in common shareholders’ equity. The impact of the BGO acquisition on common shareholders’ equity was more than offset by increases from earnings, net of dividends and share repurchases, and increases in accumulated other comprehensive income. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.8 billion in cash and other liquid assets, which includes the issuance of $750 million of subordinated debt that also increased our financial leverage ratio(1) to 22.8%.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

Canada’s reported net income was $223 million in the third quarter of 2019, a decrease of $112 million compared to the same period in 2018, reflecting unfavourable market related impacts and less favourable ACMA impacts. Underlying net income was $268 million in the third quarter of 2019, an increase of $17 million or 7%, compared to the same period in 2018, which includes tax matters from prior years of $20 million. Underlying net income also reflected business growth, higher AFS gains and favourable expense experience, offset by unfavourable morbidity experience and lower new business gains.

Canada insurance sales were $204 million in the third quarter of 2019, in line with the same period in 2018. Canada wealth sales were $4.1 billion for the third quarter of 2019, an increase of $597 million or 17% compared to the same period in 2018, driven by Group Retirement Services (“GRS”).

We continue to shape the Canadian market with digital and health solutions that make a positive difference. For example, we expanded our suite of available healthcare innovations to include pharmacogenomics. This helps medical practitioners identify the right medications and dosages for individuals based on their personal health profile and makeup, resulting in improved outcomes for our Clients. We have embedded this solution into our disability case management to help our Clients return back to work and lead healthier lives.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.

2	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

A Leader in U.S. Group Benefits

U.S.’s reported net loss was $186 million in the third quarter of 2019, an improvement of $81 million compared to the same period in 2018, reflecting less unfavourable impacts from ACMA primarily pertaining to In-force Management, partially offset by unfavourable market related impacts. Underlying net income was $135 million in the third quarter of 2019, in line with the same period in 2018, reflecting favourable expense experience, a gain on a mortgage investment prepayment and business growth, offset by unfavourable morbidity experience in medical stop-loss relative to a strong third quarter of 2018 and lower investing activity and AFS gains. The after-tax profit margin for U.S. Group Benefits(1) was 7.2% as of the third quarter of 2019, compared to 6.4% as of the third quarter of 2018.

U.S. Group Benefits sales were $184 million in the third quarter of 2019, an increase of $12 million or 7% compared to the same period in 2018, driven primarily by increases in medical stop-loss sales.

We are pleased with the early results of our innovative Sun Life + Maxwell Health benefits administration platform, which simplifies and enhances the enrollment experience for plan members. To date, employers on this platform are selecting nearly three times as many Sun Life products compared to our typical employee benefits Clients, helping to close the gaps in coverage for members. During the quarter, we also introduced offerings to help employers provide fully-insured and self-insured paid family and medical leave programs. This is an area of growth in the U.S. where Sun Life has been a leader, as we continue to work with various states to establish a legislative foundation for paid leave alongside our recent launch of an enhanced program for our own employees.

A Leader in Global Asset Management

Asset Management’s reported net income was $221 million in the third quarter of 2019, a decrease of $20 million or 8% compared to the same period in 2018, reflecting higher acquisition costs in SLC Management related to the BGO acquisition. Underlying net income was $251 million in the third quarter of 2019, in line with the same period in 2018, reflecting consistent average net assets (“ANA”) in MFS Investment Management (“MFS”). The pre-tax net operating profit margin ratio for MFS(1) was 40% in the third quarter of 2019, in line with the same period last year.

Asset Management ended the third quarter with $738.7 billion in AUM, consisting of $655.5 billion (US$495.2 billion) in MFS and $83.2 billion in SLC Management. MFS and SLC Management reported net inflows of $1.7 billion (US$1.3 billion) and $1.5 billion in the quarter, respectively. In particular, MFS’s retail net inflows, which were positive for the third consecutive quarter, contributed US$3.7 billion for this quarter, driven by higher gross retail sales of US$17.5 billion. Strong U.S. and non-U.S. retail sales in both equity and fixed income mandates demonstrate that MFS’s success and brand presence are resonating with retail investors seeking active fund managers with strong long-term performance.

In the third quarter of 2019, 92%, 93% and 94% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five- and three-year performance, respectively.

At the beginning of the quarter, we completed the BGO acquisition, which was the product of the merger of the Bentall Kennedy group of companies and GreenOak Real Estate, a global real estate investment firm. The acquisition increases our global real estate investment footprint, while adding organizational depth and a full spectrum of solutions including equity and debt real estate strategies. As a result of the acquisition, Total equity was reduced by $856 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BentallGreenOak (“BGO”).

A Leader in Asia through Distribution Excellence in Higher Growth Markets

Asia’s reported net income was $170 million in the third quarter of 2019, an increase of $6 million or 4% compared to the same period in 2018, driven by the change in underlying net income, partially offset by less favourable ACMA impacts. Underlying net income was $138 million in the third quarter of 2019, an increase of $28 million or 25% compared to the same period in 2018, driven by higher AFS gains, favourable credit experience and business growth.

Asia insurance sales were $297 million in the third quarter of 2019, an increase of $95 million or 47% compared to the same period in 2018, driven by strong growth in most local insurance markets and in International. Asia wealth sales were $2.6 billion in the third quarter of 2019, an increase of $645 million or 33% compared to the same period in 2018, primarily driven by elevated money market sales in the Philippines and growth in the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiment and volatility.

In Asia, we continue our success in growing our distribution opportunities. We grew agency sales by 35% compared to the same period last year, driven by strong recruiting activities in the Philippines and China and an enriched product suite in Hong Kong. We more than doubled high net worth sales based on our competitive product offering and strong Client service model in the brokerage channel. On our digital journey, we reached another milestone by launching SunAccess in Malaysia, completing the rollout of mobile apps for Clients across all seven of our local markets.

(1)	Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our Q3 2019 MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	3

Sun Life Financial Inc.

Management’s Discussion and Analysis

For the period ended: September 30, 2019

Dated November 6,  2019

4	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

About Sun Life

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2019, Sun Life had total assets under management (“AUM”) of $1,063 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Prior to the second quarter of 2019, these business segments were referred to as Sun Life Financial Canada, Sun Life Financial U.S., Sun Life Financial Asset Management, Sun Life Financial Asia, and Corporate, respectively, in our interim and annual management’s discussion and analysis (“MD&A”). Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements”, collectively) and interim and annual MD&A. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), including in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2018. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	5

B. Financial Summary

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’19	Q2’19	Q3’18	2019	2018
Profitability
Net income (loss)
Reported net income (loss)	681	595	567	1,899	1,942
Underlying net income (loss)(1)	809	739	730	2,265	2,229
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.15	1.00	0.93	3.19	3.18
Underlying EPS (diluted)(1)	1.37	1.24	1.20	3.81	3.66
Reported basic EPS ($)	1.15	1.00	0.94	3.20	3.19
Return on equity (“ROE”) (%)
Reported ROE(1)	13.0%	11.0%	10.8%	11.8%	12.5%
Underlying ROE(1)	15.5%	13.7%	14.0%	14.1%	14.3%
Growth
Sales

Insurance sales(1)	685	657	577	2,122	1,875

Wealth sales(1)	41,151	36,976	29,832	114,120	100,461

Value of new business(1)	252	235	244	869	844

Premiums and deposits

Net premium revenue	4,799	4,480	4,369	13,649	13,329

Segregated fund deposits	2,505	2,872	2,692	8,441	8,790

Mutual fund sales(1)	25,292	23,703	18,746	72,659	62,067

Managed fund sales(1)	12,200	10,539	7,962	32,715	29,274

ASO(2) premium and deposit equivalents(1)	1,699	1,681	1,693	5,087	5,135
Total premiums and deposits(1)	46,495	43,275	35,462	132,551	118,595
Assets under management

General fund assets	180,206	174,325	162,439	180,206	162,439

Segregated funds	112,806	111,684	108,298	112,806	108,298

Mutual funds, managed funds and other AUM(1)	769,920	738,767	712,782	769,920	712,782
Total AUM(1)	1,062,932	1,024,776	983,519	1,062,932	983,519
Financial Strength
LICAT ratios(3)

Sun Life Financial Inc.	146%	144%	145%

Sun Life Assurance(4)	133%	133%	130%

Financial leverage ratio(1)	22.8%	20.4%	21.9%
Dividend

Dividend payout ratio(1)	38%	42%	40%	41%	39%

Dividends per common share ($)	0.525	0.525	0.475	1.550	1.405
Capital

Subordinated debt and innovative capital instruments(5)	4,238	3,491	3,738	4,238	3,738

Participating policyholders’ equity and non-controlling interests	1,045	974	802	1,045	802

Total shareholders’ equity	23,153	23,684	22,834	23,153	22,834
Total capital	28,436	28,149	27,374	28,436	27,374

Average common shares outstanding (millions)	590	593	606	593	608

Closing common shares outstanding (millions)	587.6	591.0	603.3	587.6	603.3

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

6	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3’19	Q2’19	Q3’18	2019	2018

Reported net income	681	595	567	1,899	1,942

Market related impacts(1)	(89)	(97)	25	(255)	(35)

Assumption changes and management actions(1)	–	(20)	(166)	(31)	(168)

Other adjustments(1)	(39)	(27)	(22)	(80)	(84)

Underlying net income(2)	809	739	730	2,265	2,229

Reported ROE(2)	13.0%	11.0%	10.8%	11.8%	12.5%

Underlying ROE(2)	15.5%	13.7%	14.0%	14.1%	14.3%
Impacts of other notable items on reported and underlying net income

Experience related items(3)

Impacts of investment activity on insurance contract liabilities (“investing activity”)	8	28	29	97	107

Credit	44	12	22	27	49

Mortality	13	(3)	15	25	5

Morbidity	(45)	(3)	8	(23)	63

Lapse and other policyholder behaviour	(6)	(4)	(7)	(18)	(45)

Expenses	3	13	(6)	27	(36)

Other experience	4	(9)	(11)	(23)	46

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Quarterly Comparison – Q3 2019 vs. Q3 2018

Our reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from assumption changes and management actions (“ACMA”)(1), partially offset by unfavourable market related impacts, predominantly from interest rates, and higher acquisition costs related to our acquisition of a majority stake in BentallGreenOak (“BGO acquisition”). Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of the resolution of tax matters from prior years, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account (“tax matters from prior years”) of $78 million – $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale (“AFS”) gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Our reported ROE(1) was 13.0% in the third quarter of 2019. Underlying ROE(1) was 15.5%, compared to 14.0% in the third quarter of 2018, reflecting higher underlying net income and the increase in common shareholders’ equity. The impact of the BGO acquisition on common shareholders’ equity was more than offset by increases from earnings, net of dividends and share repurchases, and increases in accumulated other comprehensive income. SLF Inc. and its wholly-owned holding companies ended the quarter with $2.8 billion in cash and other liquid assets, which includes the issuance of $750 million of subordinated debt that also increased our financial leverage ratio(1) to 22.8%.

1.	Market related impacts

Market related impacts in the third quarter of 2019 compared to the same period last year predominantly reflected unfavourable interest rate impacts. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of market related impacts.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	7

2.	Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity experience rates, lapse and other policyholder behaviour experience, expenses and inflation and other factors over the life of our products.

We review assumptions each year, generally in the third quarter, as we did this year, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

Compared to a decrease of $166 million in the third quarter of 2018, ACMA in the third quarter of 2019 was neutral for the Company, and was comprised of favourable impacts of $236 million in Corporate, predominantly pertaining to the UK, and $47 million in Asia, which were fully offset by $287 million in the U.S. The ultimate reinvestment rates (“URR”) adjustments of $93 million included in ACMA, primarily in Canada, were offset by other investment related assumptions.

Assumption changes and management actions by type

The following table sets out the impacts of ACMA on our reported net income in the third quarter of 2019.

Q3’19		Quarterly
($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality/morbidity	318	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services (“GRS”) in Canada.

Lapse and other policyholder behaviour	(89)	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was an unfavourable lapse update in International in Asia.

Expenses	(9)	Updates to reflect expense experience in all jurisdictions.

Investment returns	15	Updates to various investment related assumptions across the Company, partially offset by updates to promulgated URR.

Model enhancements and other	(235)	Various enhancements and methodology changes across all jurisdictions. The largest items were unfavourable strengthening of reinsurance provisions in In-force Management in the U.S., as well as methodology changes relating to medical stop-loss in Group Benefits in the U.S., partially offset by a favourable change to participating accounts in the UK in Corporate and the Philippines in Asia.
Total impacts on reported net income(2)	–

(1)	ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)

In this table, ACMA represents the shareholders’ reported net income impacts (after-tax) including management actions. In Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2019, the impacts of method and assumptions changes represents the change in shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can also be found in section M – Non-IFRS Financial Measures in this document.

3.	Other adjustments

Other adjustments decreased reported net income by $39 million in the third quarter of 2019, compared to $22 million in the third quarter of 2018, predominantly reflecting higher acquisition costs in SLC Management related to the BGO acquisition.

4.	Experience related items

Compared to the third quarter of 2018, the significant changes in experience related items are as follows:

•	Less favourable investing activity gains, predominantly in the U.S.;
•	Favourable credit experience in Asia, the U.S. and Corporate;
•	Unfavourable morbidity experience in Canada and the U.S.;
•

Favourable expense experience resulting from lower annual compensation costs reflecting reported net income in the U.S. and Canada, partially offset by higher long-term incentive compensation costs in Corporate driven by the increase in the share price of SLF Inc.; and

•	Favourable other experience, including components of tax matters from prior years and a gain on a mortgage investment prepayment in the U.S.

8	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the third quarter of 2019, our effective income tax rates on reported net income and underlying net income(1) were 1.3% and 9.2% compared to 17.3% and 19.1% in the third quarter of 2018, respectively. Our effective tax rate on underlying net income is below our expected range of 15% to 20%, primarily due to the favourable resolution of Canadian tax matters. For additional information, refer to Note 10 in our Interim Consolidated Financial Statements for the period ended September 30, 2019.

6.	Impacts of foreign exchange translation

During the third quarter of 2019, the impacts of foreign exchange translation decreased reported net income by $7 million and increased underlying net income by $7 million.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Our reported net income decreased by $43 million or 2% in the first nine months of 2019 compared to the same period in 2018, reflecting unfavourable market related impacts, partially offset by improved impacts from ACMA. Underlying net income increased by $36 million or 2% in the first nine months of 2019, compared to the same period in 2018, which includes tax matters from prior years of $78 million – $58 million in Corporate and $20 million in Canada. Underlying net income also reflected favourable expense experience, business growth, improved lapse and other policyholder behaviour experience, favourable mortality experience in the U.S. and a gain on a mortgage investment prepayment in the U.S., partially offset by interest on par seed capital(2) of $110 million in the first quarter of 2018, unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and less favourable credit experience.

1.	Market related impacts

Market related impacts in the first nine months of 2019, compared to the first nine months of 2018, reflected unfavourable impacts from interest rates and changes in the fair value of investment properties, partially offset by equity markets impacts.

2.	Assumption changes and management actions

ACMA decreased reported net income by $31 million in the first nine months of 2019, compared to a decrease of $168 million in the first nine months of 2018, as discussed in the previous section Quarterly Comparison – Q3 2019 vs. Q3 2018. See section M – Non-IFRS Financial Measures in this document for more details.

3.	Other adjustments

Other adjustments in the first nine months of 2019 decreased reported net income by $80 million compared to $84 million in the same period last year, reflecting lower acquisition, integration and restructuring costs in the U.S. and Asia, partially offset by higher acquisition costs in SLC Management related to the BGO acquisition. Other adjustments also reflected lower fair value adjustments on MFS Investment Management’s (“MFS”) share based payments,(3) partially offset by the higher adjustments for certain hedges in Canada that do not qualify for hedge accounting.(3)

4.	Experience related items

Compared to the first nine months of 2018, the significant changes in experience related items are as follows:

•	Less favourable credit experience, including the net impact resulting from downgrades of indirect exposures to a single name in the utilities sector;
•	Favourable mortality experience in the U.S.;
•	Unfavourable morbidity experience in Canada and the U.S.;
•	Improved lapse and other policyholder experience;
•

Favourable expense experience resulting from expense discipline while growing the businesses, and lower annual incentive compensation costs reflecting reported net income in Canada and U.S., partially offset by an increase in long-term incentive compensation costs in Corporate driven by the increase in the share price of SLF Inc.; and

•

Unfavourable other experience, including interest on par seed capital of $110 million – $75 million in Canada and $35 million in the U.S. in the first quarter of 2018, partially offset by components of tax matters from prior years and a gain on a mortgage investment prepayment in the U.S.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

(2)

In the first quarter of 2018, the seed capital that was transferred into the participating account at demutualization was transferred into the shareholder account, along with accrued investment income (“interest on par seed capital”). The results include income of $110 million, of which $75 million was in Canada and $35 million was in the U.S.

(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	9

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

For the first nine months of 2019, our effective tax rates on reported and underlying net income(1) were 8.1% and 14.2%, respectively, compared to 17.7% and 17.3%, respectively, for the first nine months of 2018. Our effective tax rate on underlying net income is below our expected range of 15% to 20%, primarily due to the favourable resolution of Canadian tax matters from the third quarter of 2019.

6.	Impacts of foreign exchange translation

During the first nine months of 2019, the impacts of foreign exchange translation increased reported net income and underlying net income by $27 million and $45 million, respectively.

D. Growth

1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Insurance sales(1) by business group

Canada	204	194	203	760	765

U.S.	184	225	172	569	463

Asia	297	238	202	793	647

Total insurance sales(1)	685	657	577	2,122	1,875

Wealth sales(1) by business group

Canada	4,136	3,248	3,539	10,209	10,403

Asia	2,573	1,799	1,928	6,253	8,166

Total wealth sales excluding Asset Management(1)	6,709	5,047	5,467	16,462	18,569

Asset Management sales(1)	34,442	31,929	24,365	97,658	81,892

Total wealth sales(1)	41,151	36,976	29,832	114,120	100,461

Value of New Business (“VNB”)(1)	252	235	244	869	844

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Total Company insurance sales increased by $108 million or 19% ($102 million or 18%, excluding the impact of foreign exchange), in the third quarter of 2019 compared to the same period in 2018.

•	Canada insurance sales were in line with the same period of 2018.
•	U.S. insurance sales increased by 5%, excluding the impacts of foreign exchange translation, driven by growth in medical stop-loss sales.
•	Asia insurance sales increased by 45%, excluding the impacts of foreign exchange translation, driven by strong growth in most local insurance markets and in International.

Total Company wealth sales increased by $11.3 billion or 38% ($10.9 billion or 37%, excluding the impacts of foreign exchange), in the third quarter of 2019 compared to the same period in 2018.

•	Canada wealth sales increased by 17%, driven by GRS.
•

Asia wealth sales increased by 33%, driven by elevated money market sales in the Philippines, growth in the pension business in Hong Kong and the impacts of foreign exchange translation, partially offset by lower mutual fund sales in India due to weak market sentiment and volatility.

•	Asset Management gross sales increased by 41%, largely attributable to higher mutual and managed fund sales in MFS, higher sales in SLC Management, and the impacts of foreign exchange translation.

The Company’s VNB was $252 million in the third quarter of 2019, an increase of 3% compared to the third quarter of 2018, largely due to growth from higher sales, partially offset by changes in the sales mix and the impact of lower interest rates.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

10	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Net premium revenue	4,799	4,480	4,369	13,649	13,329

Segregated fund deposits	2,505	2,872	2,692	8,441	8,790

Mutual fund sales(1)	25,292	23,703	18,746	72,659	62,067

Managed fund sales(1)	12,200	10,539	7,962	32,715	29,274

ASO premium and deposit equivalents(1)	1,699	1,681	1,693	5,087	5,135

Total premiums and deposits(1)	46,495	43,275	35,462	132,551	118,595

Total adjusted premiums and deposits(1)(2)	46,207	42,583	35,604	131,115	120,365

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impacts of Constant Currency Adjustment and Reinsurance in Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue increased by $430 million or 10% in the third quarter of 2019 compared to the same period in 2018, primarily driven by increased premium revenue in Asia, Canada, and U.S., and the impacts of foreign exchange translation. Net premium revenue increased by $320 million or 2% in the first nine months of 2019 compared to the same period of 2018. The increase was primarily driven by higher premiums in U.S. and the impacts of foreign exchange translation.

Segregated fund deposits decreased by $187 million or 7% in the third quarter of 2019 compared to the same period in 2018, primarily driven by decreases in Canada. Segregated fund deposits decreased by $349 million or 4% in the first nine months of 2019 compared to the same period in 2018, due to lower deposits in Canada and Hong Kong in Asia.

Mutual fund sales increased by $6.5 billion or 35% in the third quarter of 2019 compared to the same period in 2018. Mutual fund sales increased by $10.6 billion or 17% in the first nine months of 2019 compared to the same period in 2018. The higher mutual fund sales in both the third quarter and first nine months of 2019 were primarily driven by higher sales in MFS, the Philippines in Asia, and the impacts of foreign exchange translation, partially offset by lower sales in India.

Managed fund sales increased by $4.2 billion or 53% in the third quarter of 2019 compared to the same period in 2018, driven by higher sales in MFS, SLC Management, Asia, and the impacts of foreign exchange translation. Managed fund sales increased by $3.4 billion or 12% for the first nine months of 2019 compared to the same period in 2018, driven by higher sales in MFS, SLC Management and Asia, and the impacts of foreign exchange translation.

ASO premium and deposit equivalents in the third quarter of 2019 remain consistent with the same period in 2018, reflecting higher results in Canada, offset by Asia. ASO premium and deposit equivalents decreased in the first nine months of 2019 compared to the same period in 2018, due to lower ASO premiums and deposit equivalents in Hong Kong in Asia, partially offset by Canada.

The impacts of foreign exchange translation increased total premiums and deposits by approximately $0.4 billion and $3.2 billion in the third quarter of 2019 and the first nine months of 2019, respectively.

3. Assets Under Management

AUM consists of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18

Assets under management(1)

General fund assets	180,206	174,325	172,348	168,765	162,439

Segregated funds	112,806	111,684	110,011	103,062	108,298

Mutual funds, managed funds and other AUM(1)	769,920	738,767	729,026	679,316	712,782

Total AUM(1)	1,062,932	1,024,776	1,011,385	951,143	983,519

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	11

AUM was $1,062.9 billion as at September 30, 2019, compared to AUM of $951.1 billion as at December 31, 2018. The increase in AUM of $111.8 billion between December 31, 2018 and September 30, 2019 resulted primarily from:

(i)	an increase of $126.8 billion from favourable market movements;
(ii)	an increase of $12.6 billion from the BGO acquisition;
(iii)	an increase of $6.7 billion of other business activities; partially offset by
(iv)	a decrease of $24.0 billion from the impacts of foreign exchange translation; and
(v)	net outflows of mutual, managed, and segregated funds of $10.2 billion.

For the third quarter of 2019, net inflows of mutual, managed and segregated funds were $4.1 billion, primarily driven by net inflows from MFS of $1.7 billion, SLC Management of $1.5 billion, Asia of $0.9 billion, and Canada of $0.2 billion.

E. Financial Strength

	Quarterly results
	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18
LICAT ratio

Sun Life Financial Inc.	146%	144%	145%	144%	145%

Sun Life Assurance	133%	133%	132%	131%	130%

Financial leverage ratio(1)	22.8%	20.4%	21.1%	21.2%	21.9%
Dividend

Dividend payout ratio(1)	38%	42%	42%	42%	40%

Dividends per common share ($)	0.525	0.525	0.500	0.500	0.475
Capital

Subordinated debt and innovative capital instruments(2)	4,238	3,491	3,739	3,738	3,738

Participating policyholders’ equity and non-controlling interests	1,045	974	930	864	802

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	20,896	21,427	21,525	21,449	20,577

Total capital	28,436	28,149	28,451	28,308	27,374

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2018 annual MD&A.

The Office of the Superintendent of Financial Institutions (“OSFI”) has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at September 30, 2019, SLF Inc.’s LICAT ratio was 146%, which was 2% higher than December 31, 2018. The favourable impacts of reported net income, market movements and net change in subordinated debt were offset by the impacts of the payment of dividends, the repurchases of common shares, OSFI’s 2019 LICAT guideline revisions, the de-registration of a U.S. reinsurer in the second quarter and the BGO acquisition.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at September 30, 2019, Sun Life Assurance’s LICAT ratio was 133%, compared to 131% as at December 31, 2018. The increase was primarily due to the favourable contribution of reported net income and market impacts, partially offset by dividends to SLF Inc. and the impact from OSFI’s 2019 LICAT guideline revisions. The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity, and non-controlling interest. As at September 30, 2019, our total capital was $28.4 billion, compared to $28.3 billion as at December 31, 2018. The increase in total capital was primarily due to total net income of $1,899 million, the issuance of $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures (“Series 2019-1 Debentures”) detailed below and unrealized gains on AFS assets of $439 million and change in participating policyholders’ equity of $161 million, largely offset by the payment of $920 million of dividends on common shares of SLF Inc. (“common shares”), the impact related to the BGO acquisition of $856 million(1), $592 million from the repurchase and cancellation of common shares, the impacts of foreign exchange translation loss of $427 million included in other comprehensive income (loss), the redemption of $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures (“Series 2014-1 Debentures”) detailed below and changes in the remeasurement of defined benefit plans of $99 million.

(1)	For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended September 30, 2019.

12	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Inc. and its wholly-owned holding companies had $2.8 billion in cash and other liquid assets(1) as at September 30, 2019

($2.5 billion as at December 31, 2018). The increase in cash and other liquid assets in the first nine months of 2019 was primarily attributable to the $1.5 billion of dividends from the operating companies including Sun Life Assurance and the issuance of

$750 million principal amount of Series 2019-1 Debentures detailed below, which were partially offset by the payment of

$920 million of dividends on common shares, $592 million from the repurchase and cancellation of common shares, the redemption of $250 million principal amount of Series 2014-1 Debentures detailed below and $192 million paid in cash consideration related to the BGO acquisition.

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 million principal amount of Series 2014-1 Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures (“Series D Debentures”) matured and SLF Inc. repaid all of the outstanding $300 million principal amount of such debentures together with all accrued and unpaid interest. Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series D Debentures has no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

On August 13, 2019, SLF Inc. completed its issuance of Series 2019-1 Debentures, with a principal amount of $750 million, due 2029. Sun Life intends to use an amount equal to the net proceeds to finance or refinance eligible assets as defined in our Sustainability Bond Framework.

During the quarter, DBRS upgraded the security ratings for SLF Inc.’s senior unsecured debentures to “A (high)” from “A”, SLF Inc.’s subordinated unsecured debentures to “A” from “A (low)” and SLF Inc.’s preferred shares to “Pfd-2 (high)” from “Pfd-2”. DBRS also upgraded the financial strength rating of Sun Life Assurance to “AA” from “AA (low)”.

Normal Course Issuer Bids

On August 14, 2019, SLF Inc. renewed its normal course issuer bid (the “2019 NCIB”). The 2019 NCIB remains in effect until

August 13, 2020, or such earlier date as SLF Inc. may determine or as SLF Inc. has purchased an aggregate of 15.0 million common shares under the bid. During the third quarter of 2019, SLF Inc. purchased approximately 3.6 million common shares at a total cost of $192 million, including approximately 0.9 million common shares at a cost of $45 million that were purchased under SLF Inc.’s previous normal course issuer bid, which terminated on August 13, 2019 (the “2018 NCIB”). During the first nine months of 2019, SLF Inc. purchased approximately 11.4 million common shares at a total cost of $592 million, including approximately 8.6 million common shares at a cost of $445 million that were purchased under the 2018 NCIB. All of the common shares purchased under the 2018 NCIB and the 2019 NCIB were subsequently cancelled. As at September 30, 2019, the total aggregate common shares purchased and cancelled and associated cost under the 2018 NCIB were 17.2 million and $870 million, respectively, and the total aggregate common shares purchased and cancelled and associated cost under the 2019 NCIB are 2.7 million and $147 million, respectively.

F. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Reported net income (loss)

Canada	223	148	335	608	846

U.S.	(186)	94	(267)	32	(66)

Asset Management	221	229	241	669	665

Asia	170	134	164	384	430

Corporate	253	(10)	94	206	67

Total reported net income (loss)	681	595	567	1,899	1,942

Underlying net income (loss)(1)

Canada	268	243	251	748	791

U.S.	135	110	139	395	393

Asset Management	251	245	251	723	698

Asia	138	147	110	407	383

Corporate	17	(6)	(21)	(8)	(36)

Total underlying net income (loss)(1)	809	739	730	2,265	2,229

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2018 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	13

1. Canada

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Individual Insurance & Wealth	32	(3)	143	135	355

Group Benefits	59	80	51	213	223

Group Retirement Services	132	71	141	260	268

Reported net income (loss)	223	148	335	608	846

Market related impacts(1)	(44)	(72)	46	(117)	17

Assumption changes and management actions(1)	4	(20)	39	(16)	37

Other adjustments(2)	(5)	(3)	(1)	(7)	1
Underlying net income (loss)(3)	268	243	251	748	791

Reported ROE (%)(3)	12.7%	8.5%	19.4%	11.6%	16.7%

Underlying ROE (%)(3)	15.3%	13.8%	14.5%	14.2%	15.6%

Insurance sales(3)	204	194	203	760	765

Wealth sales(3)	4,136	3,248	3,539	10,209	10,403

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)

Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section M – Non-IFRS Financial Measures in this document.

(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q3 2019 vs. Q3 2018

Canada’s reported net income decreased by $112 million or 33% in the third quarter of 2019 compared to the same period in 2018, reflecting unfavourable market related impacts, predominantly from interest rates, and less favourable ACMA impacts. Underlying net income increased by $17 million or 7% in the third quarter of 2019, compared to the same period in 2018, which includes tax matters from prior years of $20 million. Underlying net income also reflected business growth, higher AFS gains and favourable expense experience, offset by unfavourable morbidity experience in Group Benefits (“GB”) and lower new business gains.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Canada’s reported net income decreased by $238 million or 28% in the first nine months of 2019 compared to the same period in 2018, reflecting unfavourable market related impacts, which included the impacts from interest rates and changes in the fair value of investment properties, partially offset by equity markets, and unfavourable ACMA impacts. Underlying net income decreased by $43 million or 5% in the first nine months of 2019, compared to the same period in 2018, which includes tax matters from prior years of $20 million. Underlying net income also reflected the impact of interest on par seed capital of $75 million in the first quarter of 2018, unfavourable morbidity and credit experience, partially offset by business growth, favourable expense experience and higher AFS gains.

Growth

Quarterly Comparison – Q3 2019 vs. Q3 2018

Canada insurance sales in the third quarter of 2019 were in line with the same period in 2018. Canada individual insurance sales were $85 million in the third quarter of 2019, a decrease of $5 million or 6% compared to the same period in 2018, as a result of lower life insurance sales. Sales in GB were $119 million in the third quarter of 2019, an increase of $6 million or 5% compared to the same period in 2018 as a result of large case sales.

Canada wealth sales increased by $597 million or 17% in the third quarter of 2019 compared to the same period in 2018. Individual wealth sales were in line with the same period in 2018. GRS sales were $2.7 billion in the third quarter of 2019, an increase of $603 million or 29% compared to the same period in 2018.

14	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Canada insurance sales in the first nine months of 2019 were in line with the same period in 2018. Canada individual insurance sales were $272 million in the first nine months of 2019, a decrease of $16 million or 6% compared to the same period in 2018, due to lower life insurance sales. Sales in GB were $488 million in the first nine months of 2019, an increase of $11 million or 2% compared to the same period in 2018, driven by large case sales.

Canada wealth sales decreased by $194 million or 2% in the first nine months of 2019 compared to the same period last year in 2018. Individual wealth sales were $4.5 billion in the first nine months of 2019, a decrease of $256 million or 5% compared to the same period in 2018, reflecting a weaker RRSP season across the industry. GRS sales were $5.7 billion in the first nine months of 2019, in line with the same period in 2018.

2. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Group Benefits	(4)	41	68	123	158

In-force Management	(136)	29	(273)	(100)	(206)

Reported net income (loss)	(140)	70	(205)	23	(48)

Market related impacts(1)	(21)	(8)	(4)	(40)	(25)

Assumption changes and management actions(1)	(218)	1	(301)	(219)	(302)

Acquisition, integration and restructuring(1)	(3)	(4)	(6)	(13)	(26)
Underlying net income (loss)(2)	102	81	106	295	305

Reported ROE (%)(2)	(21.0)%	9.9%	(30.6)%	1.1%	(2.3)%

Underlying ROE (%)(2)	15.4%	11.6%	15.7%	14.4%	14.9%

After-tax profit margin for Group Benefits (%)(2)	7.2%	7.3%	6.4%	7.2%	6.4%
Insurance sales(2)	139	168	132	427	360

(C$ millions)

Reported net income (loss)	(186)	94	(267)	32	(66)

Underlying net income (loss)(2)	135	110	139	395	393

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q3 2019 vs. Q3 2018

U.S.’s reported net loss improved by $81 million in the third quarter of 2019 compared to the same period in 2018. In U.S. dollars, U.S.’s reported net loss improved by US$65 million, reflecting less unfavourable impacts from ACMA primarily pertaining to In-force Management, partially offset by unfavourable market related impacts, predominantly from interest rates. Underlying net income in the third quarter of 2019 was in line with the same period in 2018, reflecting favourable expense experience, a gain on a mortgage investment prepayment and business growth, offset by unfavourable morbidity experience in medical stop-loss relative to a strong third quarter of 2018 and lower investing activity and AFS gains. The impacts of foreign exchange translation decreased reported net income by $2 million and increased underlying net income by $1 million. The after-tax profit margin for Group Benefits(1) was 7.2% as of the third quarter of 2019, compared to 6.4% as of the third quarter of 2018.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

U.S.’s reported net income increased by $98 million in the first nine months of 2019 compared to the same period in 2018. In U.S. dollars, U.S.’s reported net income increased by US$71 million, reflecting less unfavourable impacts from ACMA and lower integration costs as the integration of the U.S. employee benefits business acquired in 2016 nears completion, partially offset by unfavourable market related impacts. Underlying net income in the first nine months of 2019 was in line with the same period in 2018. In U.S. dollars, underlying net income decreased by US$10 million or 3%, reflecting the impact of interest on par seed capital of US$28 million ($35 million) in the first quarter of 2018, lower investing activity and AFS gains and less favourable morbidity experience, largely offset by favourable mortality experience, improved lapse and other policyholder behaviour experience, business growth, favourable expense experience and a gain on a mortgage investment prepayment. The impacts of foreign exchange translation increased reported net income and underlying net income by $1 million and $12 million, respectively.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	15

Growth

Quarterly Comparison – Q3 2019 vs. Q3 2018

U.S. Group Benefits sales increased by US$7 million or 5% in the third quarter of 2019 compared to the same period in 2018, driven primarily by increases in medical stop-loss sales.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

U.S. Group Benefits sales increased by US$67 million or 19% in the first nine months of 2019 compared to the same period in 2018, primarily driven by increases in medical stop-loss sales.

3. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Reported net income	221	229	241	669	665

Fair value adjustments on MFS’s share-based payment awards(1)	(8)	(11)	(10)	(27)	(33)

Acquisition, integration and restructuring(1)	(22)	(5)	–	(27)	–
Underlying net income(2)	251	245	251	723	698

Assets under management (C$ billions)(2)	738.7	708.1	687.2	738.7	687.2

Gross sales (C$ billions)(2)	34.4	31.9	24.4	97.6	82.0

Net sales (C$ billions)(2)	3.2	(7.9)	(9.0)	(11.2)	(28.8)

MFS (C$ millions)

Reported net income	240	225	232	680	644
Fair value adjustments on MFS’s share-based payment awards(1)	(8)	(11)	(10)	(27)	(33)
Underlying net income(2)	248	236	242	707	677

Assets under management (C$ billions)(2)	655.5	639.9	625.9	655.5	625.9

Gross sales (C$ billions)(2)	31.6	30.3	22.8	90.9	76.4

Net sales (C$ billions)(2)	1.7	(8.1)	(9.5)	(14.2)	(29.8)

MFS (US$ millions)

Reported net income	182	168	178	512	500
Fair value adjustments on MFS’s share-based payment awards(1)	(6)	(8)	(8)	(20)	(26)
Underlying net income(2)	188	176	186	532	526

Pre-tax net operating profit margin ratio for MFS(2)	40%	37%	40%	38%	38%

Average net assets (US$ billions)(2)	491.3	480.2	482.9	476.2	486.2

Assets under management (US$ billions)(2)(3)	495.2	488.8	485.0	495.2	485.0

Gross sales (US$ billions)(2)	24.0	22.6	17.4	68.4	59.5

Net sales (US$ billions)(2)	1.3	(6.1)	(7.3)	(10.6)	(23.1)

Asset appreciation (depreciation) (US$ billions)	5.0	22.0	18.2	77.4	16.5

S&P 500 Index (daily average)	2,958	2,884	2,849	2,855	2,762

MSCI EAFE Index (daily average)	1,882	1,888	1,964	1,868	2,018

SLC Management (C$ millions)

Reported net income	(19)	4	9	(11)	21
Acquisition, integration and restructuring(1)	(22)	(5)	–	(27)	–
Underlying net income(2)	3	9	9	16	21

Assets under management (C$ billions)(2)	83.2	68.2	61.3	83.2	61.3

Gross sales (C$ billions)(2)	2.8	1.6	1.6	6.7	5.5

Net sales (C$ billions)(2)	1.5	0.2	0.5	3.0	1.0

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at September 30, 2019.

16	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Quarterly Comparison – Q3 2019 vs. Q3 2018

Asset Management’s reported net income decreased by $20 million or 8% in the third quarter of 2019 compared to the same period in 2018, reflecting higher acquisition costs in SLC Management related to the BGO acquisition. Underlying net income in the third quarter of 2019 was in line with the same period in 2018, reflecting consistent average net assets (“ANA”) in MFS. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million and $3 million, respectively.

In U.S. dollars, MFS’s reported net income the third quarter of 2019 was in line with the same period in 2018. Underlying net income in the third quarter of 2019 was in line with the same period in 2018, reflecting consistent ANA. The pre-tax net operating profit margin ratio for MFS(1) was 40% in the third quarter of 2019, in line with the same period last year.

SLC Management’s reported net income decreased by $28 million in the third quarter of 2019 compared to the same period in 2018, reflecting acquisition costs related to the BGO acquisition. Underlying net income, which included the contribution from BGO, is $3 million, a decrease of $6 million compared to the prior period, due to the timing of fee income and an increase in expenses.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Asset Management’s reported net income in the first nine months of 2019 was in line with the same period in 2018, reflecting lower fair value adjustments on MFS’s share based payment awards, partially offset by acquisition costs related to the BGO acquisition. Underlying net income increased by $25 million or 4% in the first nine months of 2019 compared to the same period in 2018, driven primarily by the favourable impacts of foreign exchange translation. The impacts of foreign exchange translation increased reported net income and underlying net income by $21 million and $22 million, respectively.

In U.S. dollars, MFS’s reported net income increased by US$12 million or 2% in the first nine months of 2019 compared to the same period in 2018, reflecting lower fair value adjustments on MFS’s share based payment awards. Underlying net income increased by US$6 million or 1% in the first nine months of 2019 compared to the same period in 2018, driven by expense management and investment income including returns on seed capital, partially offset by the impacts of lower ANA.

SLC Management’s reported net income decreased by $32 million in the first nine months of 2019 compared to the same period in 2018, largely reflecting acquisition costs related to the BGO acquisition. Underlying net income, which included the contribution from the BGO acquisition effective July 1, 2019, decreased by $5 million, primarily due to the timing of fee income.

Growth

Asset Management’s AUM was $738.7 billion as at September 30, 2019, compared to $649.7 billion as at December 31, 2018. The increase in AUM was primarily due to asset appreciation and the impacts of foreign exchange translation, partially offset by net outflows. MFS’s AUM was US$495.2 billion ($655.5 billion) as at September 30, 2019, compared to US$428.4 billion ($584.2 billion) as at December 31, 2018. The increase of US$66.8 billion was primarily driven by asset appreciation of US$77.4 billion and gross sales of US$68.4 billion, partially offset by redemptions of US$79.0 billion, resulting in net fund outflows of US$10.6 billion ($14.2 billion) in the first nine months of 2019. In the third quarter of 2019, MFS reported positive net flows of US$1.3 billion ($1.7 billion) due to continued strong retail sales and timing of institutional redemptions.

In the third quarter of 2019, 92%, 93% and 94% of MFS’s U.S. retail fund assets ranked in the top half of their Lipper categories based on ten-, five-, and three-year performance, respectively.

SLC Management’s AUM was $83.2 billion as at September 30, 2019, compared to $65.5 billion as at December 31, 2018. The change in AUM includes $12.6 billion attributable to the BGO acquisition.

Acquisition of BentallGreenOak

At the beginning of the quarter, we completed the acquisition of our majority stake in BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies and GreenOak Real Estate, a global real estate investment firm. The acquisition increases our global real estate investment footprint, while adding organizational depth and a full spectrum of solutions including equity and debt real estate strategies. As a result of the acquisition, Total equity was reduced by $856 million, primarily driven by the establishment of financial liabilities associated with the anticipated increase of our future ownership in BGO. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended September 30, 2019.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	17

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Insurance and Wealth	197	117	89	415	280
International	(27)	17	75	(31)	150

Reported net income (loss)	170	134	164	384	430

Market related impacts(1)	(15)	(14)	(12)	(71)	(8)

Assumption changes and management actions(1)	47	1	66	48	67
Acquisition, integration and restructuring(1)(2)	–	–	–	–	(12)
Underlying net income (loss)(3)	138	147	110	407	383

Reported ROE (%)(3)	12.1%	9.9%	13.3%	9.4%	11.8%
Underlying ROE (%)(3)	9.8%	10.9%	8.9%	9.9%	10.5%

Insurance sales(3)	297	238	202	793	647
Wealth sales(3)	2,573	1,799	1,928	6,253	8,166

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	The amount in 2018 pertains to a distribution arrangement in India for asset management.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q3 2019 vs. Q3 2018

Asia’s reported net income increased by $6 million or 4% in the third quarter of 2019 compared to the same period in 2018, driven by the change in underlying net income, partially offset by less favourable ACMA impacts, relating to International partially offset by Insurance and Wealth. Underlying net income increased by $28 million or 25% in the third quarter of 2019 compared to the same period in 2018, driven by higher AFS gains, favourable credit experience and business growth. The impacts of foreign exchange translation increased reported net income and underlying net income by $6 million and $4 million, respectively.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Asia’s reported net income decreased by $46 million or 11% for the first nine months of 2019 compared to the same period in 2018, reflecting unfavourable market related impacts, predominantly from interest rates, and less favourable ACMA impacts, partially offset by the impact of acquisition, integration and restructuring costs in 2018. Underlying net income increased by $24 million or 6% for the first nine months of 2019 compared to the same period in 2018, driven by business growth, higher AFS gains and improved expense experience, partially offset by lower new business gains in International. The impacts of foreign exchange translation increased reported net income and underlying net income by $13 million.

Growth

Quarterly Comparison – Q3 2019 vs. Q3 2018

Asia insurance sales increased by $95 million or 47% in the third quarter of 2019 compared to the same period in 2018. Asia individual insurance sales were $290 million in the third quarter of 2019, an increase of 49% compared to the same period in 2018, driven by strong growth in most local insurance markets and in International.

Asia wealth sales increased by $645 million or 33% in the third quarter of 2019 compared to the same period in 2018, driven by elevated money market sales in the Philippines and growth in the pension business in Hong Kong, partially offset by lower mutual fund sales in India due to weak market sentiment and volatility.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Asia insurance sales increased by $146 million or 23% in the first nine months of 2019 compared to the same period in 2018. Asia individual insurance sales were $770 million in the first nine months of 2019, an increase of 24% compared to the same period in 2018. On a constant currency basis, individual insurance sales increased 21%, with all local insurance markets achieving strong growth, partially offset by lower sales in International.

Asia wealth sales decreased by $1,913 million or 23% in the first nine months of 2019 compared to the same period in 2018. This decrease mainly reflected lower mutual fund sales in India due to weak market sentiment and volatility, partially offset by elevated money market sales in the Philippines and growth in the pension business in Hong Kong.

18	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

UK	279	39	134	347	219

Corporate Support	(26)	(49)	(40)	(141)	(152)

Reported net income (loss)	253	(10)	94	206	67

Market related impacts(1)	–	–	(4)	(9)	(13)

Assumption changes and management actions(1)	236	(2)	122	225	122

Acquisition, integration and restructuring(1)	–	(2)	(3)	(2)	(6)
Underlying net income (loss)(2)	17	(6)	(21)	(8)	(36)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Quarterly Comparison – Q3 2019 vs. Q3 2018

Corporate’s reported net income increased by $159 million in the third quarter of 2019 compared to the same period in 2018, driven by favourable ACMA impacts predominantly pertaining to the UK. Underlying net income increased by $38 million in the third quarter of 2019, compared to the same period in 2018, which includes tax matters from prior years of $58 million, partially offset by unfavourable expense experience and lower earnings from the run-off businesses. The impacts from foreign exchange translation decreased reported net income and underlying net income by $13 million and $1 million, respectively.

Year-to-Date Comparison – Q3 2019 vs. Q3 2018

Corporate’s reported net income increased by $139 million in the first nine months of 2019 compared to the same period in 2018, driven by favourable ACMA impacts predominantly pertaining to the UK. Underlying net loss improved by $28 million in the first nine months of 2019, compared to the same period in 2018, which includes tax matters from prior years of $58 million, partially offset by lower earnings from the run off businesses and higher regulatory expenses including the adoption of IFRS 17 Insurance Contracts (“IFRS 17”). The impacts of foreign exchange translation decreased reported net income by $8 million and increased underlying net loss by $2 million.

G. Investments

We had total general fund invested assets of $161.9 billion as at September 30, 2019, compared to $151.7 billion as at December 31, 2018. The increase in our general fund invested assets was primarily due to the impacts of declining interest rates and operational activity, partially offset by the unfavourable impacts from foreign exchange translation. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	September 30, 2019		December 31, 2018
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value

Cash, cash equivalents and short-term securities	8,647	5%	9,506	6%

Debt securities	82,167	51%	74,443	49%

Equity securities	4,925	3%	4,634	3%

Mortgages and loans	48,125	30%	46,822	31%

Derivative assets	2,193	1%	1,112	1%

Other invested assets	5,325	3%	4,830	3%

Policy loans	3,216	2%	3,222	2%

Investment properties	7,335	5%	7,157	5%
Total invested assets	161,933	100%	151,726	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	19

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Interim Consolidated Financial Statements as at September 30, 2019.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	September 30, 2019				December 31, 2018
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total

Debt securities

Canada	28,401	4,676	33,077	40%	25,091	4,217	29,308	38%

United States	23,840	6,589	30,429	37%	21,329	5,917	27,246	37%

Europe	8,947	1,427	10,374	13%	8,840	1,278	10,118	14%

Asia	4,081	580	4,661	6%	3,673	445	4,118	6%

Other	2,475	1,151	3,626	4%	2,469	1,184	3,653	5%
Total debt securities	67,744	14,423	82,167	100%	61,402	13,041	74,443	100%

Our debt securities with a credit rating of “A” or higher represented 73% of the total debt securities as at September 30, 2019, compared to 72% as at December 31, 2018. Debt securities with a credit rating of “BBB” or higher represented 99% of total debt securities as at September 30, 2019, consistent with December 31, 2018.

Our gross unrealized losses as at September 30, 2019 for FVTPL and AFS debt securities were $0.1 billion and $0.03 billion, respectively, compared with $1.4 billion and $0.2 billion, respectively, as at December 31, 2018. The decrease in gross unrealized losses was largely due to the impacts from declining interest rates and the narrowing of credit spreads.

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value on our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	September 30, 2019			December 31, 2018
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Canada	9,190	13,297	22,487	8,557	13,238	21,795

United States	7,215	11,987	19,202	7,876	11,458	19,334

Europe	–	4,385	4,385	–	3,628	3,628

Asia	–	311	311	–	332	332

Other	–	1,740	1,740	–	1,733	1,733
Total	16,405	31,720	48,125	16,433	30,389	46,822
% of Total Invested Assets	10%	20%	30%	11%	20%	31%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at September 30, 2019, we held $16.4 billion of mortgages, consistent with December 31, 2018. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at September 30, 2019, 34% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at September 30, 2019, consistent with December 31, 2018. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.8 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 94% were insured by the CMHC.

20	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 30, 2019, we held $31.7 billion of loans, compared to $30.4 billion as at December 31, 2018. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	September 30, 2019
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,355	31,654	48,009	–		–	–

Past due:

Past due less than 90 days	–	32	32	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	105	99	204	55	(1)	65	120
Total	16,460	31,785	48,245	55		65	120

	December 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,427	30,332	46,759	–		–	–

Past due:

Past due less than 90 days	–	14	14	–		–	–

Past due 90 days or more	–	–	–	–		–	–

Impaired	31	93	124	25	(1)	50	75
Total	16,458	30,439	46,897	25		50	75

(1)	Includes $20 million of sectoral provisions as at September 30, 2019, and $21 million of sectoral provisions as at December 31, 2018.

Our impaired mortgages and loans net of allowances for losses were $84 million as at September 30, 2019, compared to $49 million as at December 31, 2018.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2019	December 31, 2018

Net fair value asset (liability)	(159)	(1,183)

Total notional amount	62,339	59,198

Credit equivalent amount(1)	780	542

Risk-weighted credit equivalent amount(1)	16	15

(1)	Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $159 million as at September 30, 2019, compared to a liability of $1,183 million as at December 31, 2018. The change in net fair value was primarily due to the impacts of downward shifts in yield curves on interest rate contracts as well as the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

The total notional amount of our derivatives increased to $62.3 billion as at September 30, 2019 from $59.2 billion as at December 31, 2018. The change in notional amount is mainly attributable to an increase of $5.0 billion in foreign exchange contracts used for hedging foreign currency assets, partially offset by a $1.9 billion decrease in interest rate contracts primarily due to a reduction in interest rate exposure assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	21

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2019 was $2,640 million compared to $2,389 million as at December 31, 2018. The increase of $251 million was primarily due to yield curve movement, increases in the provision for assets purchased, net of dispositions and changes in credit ratings, offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2019. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $47 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2019 ($19 million pre-tax in the third quarter of 2018). The net unrealized gains (losses) or OCI position on AFS fixed income and equity assets were $314 million and $69 million, respectively, after-tax as at September 30, 2019 ($(98) million and $43 million, respectively, after-tax as at December 31, 2018).

(1)	Net income in section H – Risk Management in this document refers to common shareholders’ net income.

22	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at September 30, 2019 and December 31, 2018.

As at September 30, 2019 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	1.5 point decrease	0.5 point decrease	0.5 point increase	0.5 point increase

As at December 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 250

Potential impact on OCI(3)	$ (100)	$ (50)	$ 50	$ 100

Potential impact on LICAT(2)(4)	2.0 point decrease	1.0 point decrease	0.5 point increase	1.0 point increase

(1)

Represents the respective change across all equity markets as at September 30, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	23

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2019 and December 31, 2018.

Sun Life Assurance’s LICAT ratio generally decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio, while decreases to interest rates will increase the value of our assets and margins in our actuarial liabilities. However, our sensitivity to interest rates may be non-linear, and can change, due to the inter-relationships between market rates, actuarial assumptions and LICAT calculations. In particular, changes to market conditions can shift the interest rate scenario applied in the LICAT formula causing a discontinuity where capital requirements change materially. With the decline in interest rates during the third quarter of 2019, a discontinuity occurs within the 50 basis point decrease sensitivity reducing the ratio by about 5 points. Following the discontinuity, the ratio improves as rates decline in line with the general pattern, resulting in a net decrease to our LICAT ratio of 3.5 points.

($ millions, unless otherwise noted)	As at September 30, 2019		As at December 31, 2018
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)(3)(4)	$ (100)	$ 100	$ (100)	$ 50

Potential impact on OCI(3)	$ 250	$ (250)	$ 250	$ (250)
Potential impact on LICAT(2)(5)	3.5 point decrease	2.5 point decrease	2.5 point increase	1.5 point decrease

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2019 and December 31, 2018 with no change to the Actuarial Standards Board (“ASB”) promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2019 and December 31, 2018, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2019 and December 31, 2018. LICAT ratios are rounded to the nearest 0.5%.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
September 30, 2019	$(100)	$50	$50	$(50)
December 31, 2018	$(75)	$75	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

24	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long-term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	25

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at September 30, 2019 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

As at September 30, 2019
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	11,919	356	10,608	727

Asia	2,442	256	2,556	131

Corporate(4)	2,272	230	1,111	252

Total	16,633	842	14,275	1,110

As at December 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	11,202	792	10,742	552

Asia	2,798	444	3,165	147

Corporate(4)	2,215	277	1,219	255

Total	16,215	1,513	15,126	954

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2018 to September 30, 2019 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets, which was partially offset by net redemptions from products closed to new business;
(ii)	the total amount at risk decreased due to an increase in equity markets and net redemptions from products closed to new business;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business and the weakening of the U.S. dollar against the Canadian dollar; and
(iv)	the total insurance contract liabilities increased due to a decrease in interest rates, which was partially offset by an increase in equity markets and net redemptions from products closed to new business.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at September 30, 2019, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

26	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table illustrates the impacts of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2019 and December 31, 2018.

Impacts of Segregated Fund Hedging

September 30, 2019
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(200)	(150)	(450)

Hedging impacts	200	100	350

Net of hedging	–	(50)	(100)

December 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)

Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(150)	(150)	(450)

Hedging impacts	150	100	350

Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2019 and December 31, 2018, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impacts of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at September 30, 2019 and December 31, 2018. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impacts of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impacts of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2019 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2018). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2019 would increase net income by approximately $275 million ($275 million increase as at December 31, 2018).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	27

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2018 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2019 and December 31, 2018, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2019 and December 31, 2018, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2018 annual MD&A. Additional information on market risk can be found in Note 6 of our 2018 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

28	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Premiums

Gross	5,370	5,088	4,928	15,400	15,046
Ceded	(571)	(608)	(559)	(1,751)	(1,717)

Net premiums	4,799	4,480	4,369	13,649	13,329

Net investment income

Interest and other investment income	1,467	1,465	1,414	4,330	4,166

Fair value(1) and foreign currency changes on assets and liabilities	1,718	2,626	(1,304)	8,498	(3,257)

Net gains (losses) on available-for-sale assets	47	33	19	103	96
Fee income	1,585	1,542	1,500	4,574	4,483
Total revenue	9,616	10,146	5,998	31,154	18,817
Adjusted revenue(2)	8,001	7,579	7,444	22,798	22,567

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impacts of Constant Currency Adjustment, FV Adjustment and Reinsurance in Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue increased $3,618 million or 60% in the third quarter of 2019 compared to the same period in 2018, mainly due to increases in the fair value of FVTPL assets and net premium growth. Revenue increased $12,337 million or 66% in the first nine months of 2019 compared to the same period in 2018. The increase was mainly driven by increases in the fair value of FVTPL assets largely due to lower interest rate yields in 2019 compared to the same period in 2018. The impacts of foreign exchange translation in the third quarter of 2019 and the first nine months of 2019 increased revenue by $37 million and $353 million, respectively.

Adjusted revenue increased $557 million or 7% in the third quarter of 2019 compared to the same period in 2018, primarily driven by increased net premium revenue in Asia and Canada. Adjusted revenue increased $231 million or 1% in the first nine months of 2019 compared to the same period in 2018, primarily driven by higher net premium revenue in the U.S.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $180.2 billion as at September 30, 2019, compared to $168.8 billion as at December 31, 2018, primarily a result of an increase of $8.5 billion from the change in value of FVTPL assets and an increase of $5.7 billion from other business activities, partially offset by a decrease of $2.8 billion from the impacts of foreign exchange translation.

Insurance contract liabilities (excluding other policy liabilities and assets) of $123.6 billion as at September 30, 2019 increased by $8.7 billion compared to December 31, 2018, mainly due to the change in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies, partially offset by the impacts of foreign exchange translation and ACMA.

Total shareholders’ equity, including preferred share capital, was $23.2 billion as at September 30, 2019, compared to $23.7 billion as at December 31, 2018. The decrease in total shareholders’ equity was primarily due to:

(i)	common share dividend payments of $920 million;
(ii)	the impact related to the BGO acquisition of $875 million;
(iii)	a decrease of $592 million from the repurchase and cancellation of common shares;
(iv)	a decrease of $427 million from the impacts of foreign exchange translation; and
(v)	changes in the remeasurement of defined benefit plans of $99 million; partially offset by
(vi)	shareholders’ net income of $1,970 million in 2019, before preferred share dividends of $71 million;
(vii)	net unrealized gains on AFS assets in OCI of $439 million; and
(viii)	$18 million from stock options exercised and $4 million from stock-based compensation.

As at October 28, 2019, SLF Inc. had 587,646,777 common shares, 3,219,542 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	29

3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q3’19	Q3’18	2019	2018

Net cash and cash equivalents, beginning of period	6,321	5,459	7,194	5,956

Cash flows provided by (used in):

Operating activities	193	1,118	867	1,951

Investing activities	(212)	(57)	(304)	(147)

Financing activities	(176)	(587)	(1,473)	(1,941)
Changes due to fluctuations in exchange rates	35	(66)	(123)	48
Increase (decrease) in cash and cash equivalents	(160)	408	(1,033)	(89)

Net cash and cash equivalents, end of period	6,161	5,867	6,161	5,867
Short-term securities, end of period	2,422	2,126	2,422	2,126
Net cash, cash equivalents and short-term securities, end of period	8,583	7,993	8,583	7,993

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the third quarter of 2019 compared to the same period last year decreased primarily due to the issuance of subordinated debt, partially offset by the redemption of senior debentures in the third quarter of 2019.

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18	Q4’17

Total revenue	9,616	10,146	11,392	8,180	5,998	6,826	5,993	8,648

Common shareholders’ net income (loss)

Reported	681	595	623	580	567	706	669	207

Underlying(1)	809	739	717	718	730	729	770	641

Diluted EPS ($)

Reported	1.15	1.00	1.04	0.96	0.93	1.16	1.09	0.34

Underlying(1)	1.37	1.24	1.20	1.19	1.20	1.20	1.26	1.05

Basic reported EPS ($)

Reported	1.15	1.00	1.04	0.96	0.94	1.16	1.10	0.34

Reported net income (loss) by segment

Canada	223	148	237	96	335	262	249	172

U.S.(2)	(186)	94	124	118	(267)	105	96	(63)

Asset Management	221	229	219	244	241	214	210	114

Asia(2)	170	134	80	125	164	133	133	121
Corporate	253	(10)	(37)	(3)	94	(8)	(19)	(137)
Total reported net income (loss)	681	595	623	580	567	706	669	207

Underlying net income (loss) by segment(1)

Canada	268	243	237	245	251	245	295	232

U.S.(2)	135	110	150	121	139	125	129	95

Asset Management	251	245	227	227	251	216	231	226

Asia(2)	138	147	122	140	110	145	128	111
Corporate	17	(6)	(19)	(15)	(21)	(2)	(13)	(23)
Total underlying net income (loss)(1)	809	739	717	718	730	729	770	641

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Effective January 1, 2018, we transferred our International business unit from the U.S. to Asia, and comparative figures in 2017 have been changed to conform with the current year presentation.

30	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter 2019

Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

First Quarter 2019

Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, lapse and other policyholder behaviour, investing activity gains, morbidity experience and other experience.

Fourth Quarter 2018

Reported net income was $580 million in the fourth quarter of 2018, an increase compared to the same quarter in 2017, reflecting the $251 million charge in 2017 related to the enactment of the U.S. Tax Cuts and Jobs Act, positive impacts from other adjustments and ACMA, partially offset by market related impacts. Underlying net income in the fourth quarter of 2018 increased to $718 million compared to 2017, driven by the effect of the lower income tax rate in the U.S., favourable expense experience that resulted from ongoing expense management and lower incentive compensation costs, and other experience, partially offset by mortality and morbidity experience.

Third Quarter 2018

Reported net income was $567 million in the third quarter of 2018, reflecting a $269 million unfavourable change in ACMA compared to the same quarter in 2017. Underlying net income was $730 million, primarily driven by strong business growth, the lower income tax rate in the U.S. and higher investment income on surplus assets, partially offset by new business strain.

Second Quarter 2018

Reported net income was $706 million in the second quarter of 2018, reflecting an $82 million favourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $729 million, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience and the impacts of investment activity on insurance contract liabilities.

First Quarter 2018

Reported net income was $669 million in the first quarter of 2018, reflecting a $79 million unfavourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $770 million, primarily driven by interest on par seed capital of $110 million, strong business growth, the lower income tax rate in the U.S., as well as the impacts of investment activity on insurance contract liabilities, partially offset by weaker mortality and lapse experience.

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impacts of the U.S. tax reform, a restructuring charge, and the impacts from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2018, and in our Interim Consolidated Financial Statements for the period ended September 30, 2019.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. We adopted IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases and related interpretations, on a modified retrospective basis as at January 1, 2019. The adoption of IFRS 16 reduced opening retained earnings by $22 million on an after-tax basis as at January 1, 2019. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended September 30, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	31

In 2017, a new accounting standard on insurance contacts, IFRS 17, was issued, replacing the current accounting standard on insurance contracts (IFRS 4 Insurance Contracts). The original effective date was January 1, 2021. In June 2019, the International Accounting Standards Board (“IASB”) issued an exposure draft (“ED”) that proposes targeted amendments to IFRS 17 for public consultation. As part of the ED, the IASB has proposed to defer the effective date by one year to January 1, 2022 as well as extend the deferral option of IFRS 9 Financial Instruments for insurers to that same date. Comments on the proposed amendments were due by September 25, 2019. The IASB will discuss comments received on the proposals before finalizing the amendments in 2020. We will consider the implications of these amendments as we assess the financial statement and business implications of the standard as a whole.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on July 1, 2019 and ended on September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	other adjustments:

(i)	certain hedges in Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

32	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3’19	Q2’19	Q3’18	2019	2018

Reported net income	681	595	567	1,899	1,942

Equity market impacts

Impacts from equity market changes	2	14	–	84	(20)

Basis risk impacts	7	6	5	3	(11)

Equity market impacts	9	20	5	87	(31)

Interest rate impacts(1)

Impacts of interest rate changes	(104)	(99)	17	(325)	(48)

Impacts of credit spread movements	4	(22)	(3)	(45)	20

Impacts of swap spread movements	10	7	–	33	(22)

Interest rate impacts	(90)	(114)	14	(337)	(50)

Impacts of changes in the fair value of investment properties	(8)	(3)	6	(5)	46

Market related impacts	(89)	(97)	25	(255)	(35)

Assumption changes and management actions	–	(20)	(166)	(31)	(168)

Other adjustments:

Certain hedges in Canada that do not qualify for hedge accounting	(5)	(5)	(1)	(9)	6

Fair value adjustments on MFS’s share-based payment awards	(8)	(11)	(10)	(27)	(33)

Acquisition, integration and restructuring	(26)	(11)	(11)	(44)	(57)

Total of other adjustments	(39)	(27)	(22)	(80)	(84)

Underlying net income (loss)	809	739	730	2,265	2,229

Reported EPS (diluted) ($)	1.15	1.00	0.93	3.19	3.18

Market related impacts ($)	(0.16)	(0.16)	0.04	(0.42)	(0.06)

Assumption changes and management actions ($)	–	(0.03)	(0.27)	(0.05)	(0.28)

Certain hedges in Canada that do not qualify for hedge accounting ($)	(0.01)	(0.01)	–	(0.02)	0.01

Fair value adjustments on MFS’s share-based payment awards ($)	(0.01)	(0.02)	(0.02)	(0.05)	(0.05)

Acquisition, integration and restructuring ($)	(0.04)	(0.02)	(0.02)	(0.07)	(0.10)

Impacts of convertible securities on diluted EPS ($)	–	–	–	(0.01)	–

Underlying EPS (diluted) ($)	1.37	1.24	1.20	3.81	3.66

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	33

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impacts of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impacts of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in Canada’s GB operations (“Reinsurance in Canada’s GB Operations Adjustment”).

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Revenue	9,616	10,146	5,998	31,154	18,817

Constant Currency Adjustment	41	89	–	293	(32)

FV Adjustment	1,718	2,626	(1,304)	8,498	(3,257)

Reinsurance in Canada’s GB Operations Adjustment	(144)	(148)	(142)	(435)	(461)

Adjusted revenue	8,001	7,579	7,444	22,798	22,567

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impacts of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q3’19	Q2’19	Q3’18	2019	2018

Premiums and deposits	46,495	43,275	35,462	132,551	118,595

Constant Currency Adjustment	432	840	–	1,871	(1,309)

Reinsurance in Canada’s GB Operations Adjustment	(144)	(148)	(142)	(435)	(461)

Adjusted premiums and deposits	46,207	42,583	35,604	131,115	120,365

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impacts of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

34	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumption changes and management actions. In this document the impacts of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2019 shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ Insurance Contract Liabilities net of Reinsurance Assets, excluding changes in other policy liabilities and assets.

The view in this document of ACMA is the impacts on shareholders’ reported net income (after tax). The Interim Consolidated Financial Statement for the period ended September 30, 2019 view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

	Quarterly Results			Year-to-date
($ millions)	Q3’19	Q2’19	Q1’19	2019	2018

Impacts of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	36	(27)	(6)	3	280

Less: Participating Policyholders(2)	2	–	–	2	526

Impacts of method and assumption changes excluding participating policyholders (pre-tax)	34	(27)	(6)	1	(246)

Less: Tax	(50)	(7)	(1)	(58)	(85)

Impacts of method and assumption changes excluding participating policyholders (after-tax)	84	(20)	(5)	59	(161)

Add: Management Actions (after-tax)(3)	25	–	(6)	19	9

Other (after-tax)(4)	(109)	–	–	(109)	(16)

Assumption changes and management actions (after-tax)(5)(6)	–	(20)	(11)	(31)	(168)

(1)

Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2019 shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ Insurance contract liabilities net of Reinsurance Assets, excluding changes in other policy liabilities and assets, whereas the amounts shown in the table above are the shareholders’ and participating policyholders’ income impacts related to the amount shown in Note 7.A of our Interim Consolidated Financial Statements for the period ended September 30, 2019.

(2)	Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(5)	Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)	ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) related to our expected tax range for future years, (iv) set out in this document under the heading H – Risk Management – 1 – Market Risk Sensitivities – Interest Rate Sensitivities, (v) that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2019	35

results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2018 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

36	Sun Life Financial Inc.	Third Quarter 2019	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue

Premiums

Gross		$5,370	$4,928	$15,400	$15,046

Less: Ceded		571	559	1,751	1,717
Net premiums		4,799	4,369	13,649	13,329

Net investment income (loss):

Interest and other investment income		1,467	1,414	4,330	4,166

Fair value and foreign currency changes on assets and liabilities (Note 5)		1,718	(1,304)	8,498	(3,257)

Net gains (losses) on available-for-sale assets		47	19	103	96

Net investment income (loss)		3,232	129	12,931	1,005

Fee income (Note 9)		1,585	1,500	4,574	4,483
Total revenue		9,616	5,998	31,154	18,817

Benefits and expenses

Gross claims and benefits paid (Note 7)		4,335	3,908	12,808	11,884

Increase (decrease) in insurance contract liabilities (Note 7)		2,510	(942)	10,418	(1,329)

Decrease (increase) in reinsurance assets (Note 7)		208	234	68	189

Increase (decrease) in investment contract liabilities (Note 7)		14	(25)	56	(34)

Reinsurance expenses (recoveries) (Note 8)		(525)	(476)	(1,536)	(1,523)

Commissions		590	574	1,740	1,736

Net transfer to (from) segregated funds (Note 12)		(162)	(65)	(343)	(156)

Operating expenses		1,714	1,563	5,079	4,807

Premium taxes		101	93	305	280

Interest expense		65	73	237	226
Total benefits and expenses		8,850	4,937	28,832	16,080

Income (loss) before income taxes		766	1,061	2,322	2,737

Less: Income tax expense (benefit) (Note 10)		10	184	188	485

Total net income (loss)		756	877	2,134	2,252

Less: Net income (loss) attributable to non-controlling interest and participating policyholders (Note 11)		52	286	164	239

Shareholders’ net income (loss)		704	591	1,970	2,013

Less: Preferred shareholders’ dividends		23	24	71	71
Common shareholders’ net income (loss)		$681	$567	$1,899	$1,942

Average exchange rates during the reporting periods:	U.S. dollars	1.32	1.31	1.33	1.29

Earnings (loss) per share (Note 14)

Basic		$1.15	$0.94	$3.20	$3.19

Diluted		$1.15	$0.93	$3.19	$3.18

Dividends per common share		$0.525	$0.475	$1.550	$1.405

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Total net income (loss)	$756	$877	$2,134	$2,252
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	112	(315)	(427)	138

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	76	(76)	511	(302)

Reclassifications to net income (loss)	(37)	(12)	(72)	(69)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	22	(2)	43	2

Reclassifications to net income (loss)	(16)	–	(28)	(6)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	1	(72)	5	(96)
Total items that may be reclassified subsequently to income	158	(477)	32	(333)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	1	11	(99)	100
Total items that will not be reclassified subsequently to income	1	11	(99)	100
Total other comprehensive income (loss)	159	(466)	(67)	(233)
Total comprehensive income (loss)	915	411	2,067	2,019
Less: Non-controlling interest and participating policyholders’ comprehensive income (loss) (Note 11)	52	285	162	241
Shareholders’ comprehensive income (loss)	$863	$126	$1,905	$1,778

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains / losses	$–	$(56)	$–	$(56)

Unrealized gains / losses on available-for-sale assets	(18)	18	(120)	56

Reclassifications to net income for available-for-sale assets	10	6	26	26

Unrealized gains / losses on cash flow hedges	(4)	–	(12)	(1)

Reclassifications to net income for cash flow hedges	3	–	7	2
Total items that may be reclassified subsequently to income	(9)	(32)	(99)	27

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	2	(5)	39	(29)
Total items that will not be reclassified subsequently to income	2	(5)	39	(29)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(7)	$(37)	$(60)	$(2)

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 5)		$8,647	$9,506

Debt securities (Note 5)		82,167	74,443

Equity securities (Note 5)		4,925	4,634

Mortgages and loans		48,125	46,822

Derivative assets		2,193	1,112

Other invested assets (Note 5)		5,325	4,830

Policy loans		3,216	3,222

Investment properties (Note 5)		7,335	7,157

Invested assets		161,933	151,726

Other assets		4,899	4,498

Reinsurance assets (Note 7)		4,059	4,141

Deferred tax assets		1,431	1,209

Intangible assets		2,015	1,779

Goodwill		5,869	5,412

Total general fund assets		180,206	168,765

Investments for account of segregated fund holders (Note 12)		112,806	103,062

Total assets		$293,012	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 7)		$130,870	$121,923

Investment contract liabilities (Note 7)		3,121	3,164

Derivative liabilities		2,352	2,295

Deferred tax liabilities		397	322

Other liabilities		14,730	12,153

Senior debentures		1,000	1,299

Subordinated debt		3,538	3,039

Total general fund liabilities		156,008	144,195

Insurance contracts for account of segregated fund holders (Note 12)		106,404	96,663

Investment contracts for account of segregated fund holders (Note 12)		6,402	6,399

Total liabilities		$268,814	$247,257
Equity

Issued share capital and contributed surplus		$10,613	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		12,540	12,957

Total shareholders’ equity		23,153	23,706

Non-controlling interest		20	–

Participating policyholders’ equity		1,025	864
Total equity		$24,198	$24,570

Total liabilities and equity		$293,012	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.32	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 6, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 11)

Balance, beginning of period	8,419	8,582

Stock options exercised	22	16

Common shares purchased for cancellation	(158)	(109)
Common shares issued as consideration for business acquisition	–	4
Balance, end of period	8,283	8,493
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	4	3

Stock options exercised	(4)	(3)
Balance, end of period	73	72
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	1,970	2,013

Dividends on common shares	(920)	(853)

Dividends on preferred shares	(71)	(71)

Common shares purchased for cancellation (Note 11)	(434)	(297)

Transfer from participating policyholders’ equity (Note 11)	–	89

Changes attributable to acquisition (Note 3)	(875)	–
Balance, end of period	10,915	11,142
Accumulated other comprehensive income (loss), net of taxes (Note 15)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(65)	(235)
Balance, end of period	1,625	870
Total shareholders’ equity, end of period	$23,153	$22,834
Non-controlling interest:

Balance, beginning of period	$–	$–

Changes attributable to acquisition (Note 3)	19	–

Net income (loss)	1	–
Total non-controlling interest, end of period	$20	$–
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 11)	163	239

Total other comprehensive income (loss) for the period (Note 15)	(2)	2

Transfer to retained earnings (Note 11)	–	(89)
Total participating policyholders’ equity, end of period	$1,025	$802
Total equity	$24,198	$23,636

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Third Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$766	$1,061	$2,322	$2,737

Adjustments:

Interest expense related to financing activities	61	62	189	185

Increase (decrease) in insurance and investment contract liabilities	2,524	(967)	10,474	(1,363)

Decrease (increase) in reinsurance assets	208	234	68	189

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(1,765)	1,285	(8,601)	3,161

Sales, maturities and repayments of invested assets	11,637	13,643	42,708	46,751

Purchases of invested assets	(13,713)	(14,084)	(46,046)	(48,602)

Income taxes received (paid)	(88)	(41)	(586)	(189)

Mortgage securitization (Note 5)	100	–	229	39

Other operating activities	463	(75)	110	(957)
Net cash provided by (used in) operating activities	193	1,118	867	1,951
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(17)	(29)	(69)	(34)

Investment in and transactions with joint ventures and associates	2	(10)	16	(13)

Dividends received from joint ventures and associates	14	14	45	34

Acquisition, net of cash and cash equivalents (Note 3)(1)	(167)	–	(167)	–

Other investing activities	(44)	(32)	(129)	(134)
Net cash provided by (used in) investing activities	(212)	(57)	(304)	(147)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	1	(8)	165	(29)

Issuance of subordinated debt, net of issuance costs	747	–	747	–

Redemption of senior debentures and subordinated debt (Note 11)	(300)	–	(550)	(400)

Issuance of common shares on exercise of stock options	5	3	18	13

Common shares purchased for cancellation (Note 11)	(192)	(200)	(592)	(406)

Dividends paid on common and preferred shares	(326)	(307)	(976)	(911)

Payment of lease liabilities	(33)	–	(93)	–

Interest expense paid	(78)	(75)	(192)	(208)
Net cash provided by (used in) financing activities	(176)	(587)	(1,473)	(1,941)
Changes due to fluctuations in exchange rates	35	(66)	(123)	48

Increase (decrease) in cash and cash equivalents	(160)	408	(1,033)	(89)

Net cash and cash equivalents, beginning of period	6,321	5,459	7,194	5,956

Net cash and cash equivalents, end of period	6,161	5,867	6,161	5,867

Short-term securities, end of period	2,422	2,126	2,422	2,126
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$8,583	$7,993	$8,583	$7,993

(1)	Consists of total cash consideration paid of $192, less cash and cash equivalents acquired of $25.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	41

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

42	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

New and Amended International Financial Reporting Standards Issued in 2019

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9, IAS 39, and IFRS 7 Financial Instruments: Disclosures. The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The amendments are effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3. Acquisition

BentallGreenOak

On July 1, 2019, we acquired 56% of BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies (“Bentall Kennedy”) and GreenOak Real Estate (“GreenOak”), a global real estate investment firm. The former GreenOak shareholders hold the remaining interest in BGO. Total consideration of $411 included approximately $192 in cash and 44% of our interest in Bentall Kennedy which, valued on a discounted cash flow basis, represents consideration of $219. The merged business adds organizational depth and a full spectrum of solutions including equity and debt real estate strategies, adding to the capabilities of our alternatives manager, SLC Management.

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2019

Intangible assets	$238

Net assets	27

Deferred tax liabilities	(48)

Total identifiable net assets at fair value	217

Non-controlling interest(1)	(343)

Goodwill arising on acquisition	537
Total consideration	$411

(1)

We have elected to measure non-controlling interest (“NCI”) at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	43

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

This transaction has two additional components (“Additional components”):

A.

We have the option to acquire the remaining outstanding shares in BGO commencing in 2026 (“call option”), and BGO minority shareholders have the option to require us to purchase their shares in 2027 (“put option”).

B.

In addition to our 56% ownership interest in BGO, we have acquired the right to 75% of former GreenOak shareholders’ share of BGO’s earnings for the period from July 2019 to December 2027. Consideration is to be paid in quarterly instalments over that period (“deferred payments”).

The present values of the put option and deferred payments are calculated using our incremental borrowing rate; the subsequent interest expense recorded using the effective interest method will be recognized in the Consolidated Statements of Operations. Subsequent revisions to the expected exercise price payable for the put option will be recognized in the Consolidated Statements of Operations. If the put option expires unexercised or is cancelled, the carrying value of the financial liability will be released first to NCI, with excess amounts if any recognized against Retained earnings. If the call option is exercised, the liabilities relating to the Additional components will be extinguished and recognized against Retained earnings.

The Additional components are financial liabilities. Amounts were initially measured at the present value of $951 for the put option and $467 for the deferred payments in Other liabilities, with a corresponding reduction to NCI, limited to the original amount recorded upon the acquisition of BGO. Excess amounts were recognized against Retained earnings. At the date of acquisition, the impact to our assets, liabilities, and equity is as follows:

As at July 1, 2019	Share purchase		Additional components	Total

Cash consideration	$(192)		$–	$(192)

Net assets	27		–	27

Intangible assets	238		–	238

Goodwill(1)	537		–	537
Total assets	$610		$–	$610

Deferred tax liability	$(48)		$–	$(48)

Put option liability	–		(951)	(951)

Deferred payments liability	–		(467)	(467)
Total liabilities	$(48)		$(1,418)	$(1,466)

Non-controlling interest – Bentall Kennedy	$(171	)(2)	$171	$–

Non-controlling interest – GreenOak(3)	(343)		324	(19)

Retained earnings	(48	)(2)	923	875
Total equity	$(562)		$1,418	$856

(1)	Goodwill of $537 reflects GreenOak’s non-contractual customer relationships. Approximately $285 of goodwill is tax deductible.
(2)	The aggregate amount of $219 represents the fair value of our interest in Bentall Kennedy transferred as consideration.
(3)	The remaining $19 represents specifically identifiable assets where the risks and rewards accrue to the former GreenOak shareholders and are distributed through a separate class of shares.

4. Segmented Information

We have five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“UK”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

44	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by Canada and Corporate to Asset Management, and product distribution fees paid by Asset Management to Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended September 30, 2019 and September 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$584	$–	$–	$–	$5	$–	$589

Life insurance	1,203	389	–	693	23	–	2,308

Health insurance	1,403	1,059	–	7	4	–	2,473

Total gross premiums	3,190	1,448	–	700	32	–	5,370

Less: ceded premiums	357	155	–	54	5	–	571

Net investment income (loss)	1,171	898	20	688	462	(7)	3,232

Fee income	328	21	1,099	134	37	(34)	1,585

Total revenue	4,332	2,212	1,119	1,468	526	(41)	9,616
Less:

Total benefits and expenses	4,088	2,446	824	1,270	263	(41)	8,850

Income tax expense (benefit)	(15)	(48)	73	13	(13)	–	10

Total net income (loss)	$259	$(186)	$222	$185	$276	$–	$756

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	36	–	1	15	–	–	52

Shareholders’ net income (loss)	$223	$(186)	$221	$170	$276	$–	$704

2018

Gross premiums:

Annuities	$608	$–	$–	$–	$5	$–	$613

Life insurance	1,129	404	–	458	24	–	2,015

Health insurance	1,335	955	–	6	4	–	2,300

Total gross premiums	3,072	1,359	–	464	33	–	4,928

Less: ceded premiums	350	145	–	57	7	–	559

Net investment income (loss)	(53)	159	9	72	(50)	(8)	129

Fee income	305	19	1,041	130	36	(31)	1,500

Total revenue	2,974	1,392	1,050	609	12	(39)	5,998
Less:

Total benefits and expenses	2,183	1,733	731	426	(97)	(39)	4,937

Income tax expense (benefit)	176	(75)	78	14	(9)	–	184

Total net income (loss)	$615	$(266)	$241	$169	$118	$–	$877

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	280	1	–	5	–	–	286

Shareholders’ net income (loss)	$335	$(267)	$241	$164	$118	$–	$591

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	45

Results by segment for the nine months ended September 30, 2019 and September 30, 2018 are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$1,371	$1	$–	$–	$18	$–	$1,390

Life insurance	3,728	1,197	–	1,599	68	–	6,592

Health insurance	4,220	3,161	–	25	12	–	7,418

Total gross premiums	9,319	4,359	–	1,624	98	–	15,400

Less: ceded premiums	1,100	480	–	156	15	–	1,751

Net investment income (loss)	6,510	2,722	67	2,557	1,095	(20)	12,931

Fee income	959	65	3,151	393	109	(103)	4,574

Total revenue	15,688	6,666	3,218	4,418	1,287	(123)	31,154
Less:

Total benefits and expenses	14,971	6,644	2,355	3,971	1,014	(123)	28,832

Income tax expense (benefit)	(35)	(5)	193	39	(4)	–	188

Total net income (loss)	$752	$27	$670	$408	$277	$–	$2,134

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	144	(5)	1	24	–	–	164

Shareholders’ net income (loss)	$608	$32	$669	$384	$277	$–	$1,970

2018

Gross premiums:

Annuities	$1,936	$–	$–	$–	$16	$–	$1,952

Life insurance	3,461	1,213	–	1,550	70	–	6,294

Health insurance	3,969	2,800	–	21	10	–	6,800

Total gross premiums	9,366	4,013	–	1,571	96	–	15,046

Less: ceded premiums	1,108	429	–	163	17	–	1,717

Net investment income (loss)	1,369	(99)	10	(246)	(9)	(20)	1,005

Fee income	907	52	3,111	393	115	(95)	4,483

Total revenue	10,534	3,537	3,121	1,555	185	(115)	18,817
Less:

Total benefits and expenses	9,127	3,683	2,241	1,081	63	(115)	16,080

Income tax expense (benefit)	294	(45)	215	37	(16)	–	485

Total net income (loss)	$1,113	$(101)	$665	$437	$138	$–	$2,252

Less: Net income (loss) attributable to non-controlling interest shareholders and participating policyholders	267	(35)	–	7	–	–	239

Shareholders’ net income (loss)	$846	$(66)	$665	$430	$138	$–	$2,013

46	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
September 30, 2019

Debt securities	$67,744	$14,423	$–		$82,167

Equity securities	$4,505	$420	$–		$4,925

Other invested assets	$3,052	$743	$1,530		$5,325

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

The fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$1	$(1)	$(2)	$3

Debt securities	1,726	(1,205)	6,764	(3,011)

Equity securities	48	(26)	555	10

Derivative investments	(117)	8	1,236	(709)

Other invested assets	24	(2)	71	39

Total change in fair value through profit or loss assets and liabilities	1,682	(1,226)	8,624	(3,668)

Fair value changes on investment properties	59	92	256	329

Foreign exchange gains (losses)(1)	(23)	(170)	(382)	54

Realized gains (losses) on property and equipment(2)	–	–	–	28

Fair value and foreign currency changes on assets and liabilities	$1,718	$(1,304)	$8,498	$(3,257)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and, as a result, we recognized a gain of $28.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $2 and $36 for the three and nine months ended September 30, 2019, respectively ($3 and $8 for the three and nine months ended September 30, 2018, respectively).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	47

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2019	December 31, 2018	September 30, 2018

Cash	$1,684	$2,089	$1,776

Cash equivalents	4,541	5,209	4,294

Short-term securities	2,422	2,208	2,126

Cash, cash equivalents and short-term securities	8,647	9,506	8,196

Less: Bank overdraft, recorded in Other liabilities	64	104	203

Net cash, cash equivalents and short-term securities	$8,583	$9,402	$7,993

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2019 are $1,541 and $1,566, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at September 30, 2019 are $1,682 and $1,722, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at September 30, 2019 and December 31, 2018 are $130 and $124, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2019 and December 31, 2018.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$8,103	$544	$–	$8,647	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,522	65,913	309	67,744	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,476	12,897	50	14,423	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,924	2,393	188	4,505	1,967	1,845	202	4,014

Equity securities – available-for-sale	234	151	35	420	398	186	36	620

Derivative assets	17	2,176	–	2,193	27	1,085	–	1,112

Other invested assets	1,056	274	2,465	3,795	898	183	2,241	3,322

Investment properties	–	–	7,335	7,335	–	–	7,157	7,157
Total invested assets	$14,332	$84,348	$10,382	$109,062	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	25,713	85,370	1,723	112,806	24,705	76,761	1,596	103,062
Total assets measured at fair value	$40,045	$169,718	$12,105	$221,868	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	6	2,346	–	2,352	11	2,284	–	2,295

Other liabilities	–	–	1,425	1,425	–	–	–	–
Total liabilities measured at fair value	$6	$2,346	$1,427	$3,779	$11	$2,284	$3	$2,298

48	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,780	$15	$3,795	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	14,119	16	14,135	–	11,852	14	11,866

U.S. government and agency	1,522	136	1	1,659	1,253	125	2	1,380

Other foreign government	–	5,207	33	5,240	–	4,895	34	4,929

Corporate	–	37,601	224	37,825	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,629	6	1,635	–	1,464	3	1,467

Residential mortgage-backed securities	–	2,150	–	2,150	–	1,961	–	1,961

Collateralized debt obligations	–	145	–	145	–	143	–	143

Other	–	1,146	14	1,160	–	856	100	956
Total debt securities – fair value through profit or loss	$1,522	$65,913	$309	$67,744	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$2,170	$–	$2,170	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,191	–	1,191	–	1,199	–	1,199

U.S. government and agency	1,476	–	–	1,476	1,513	14	–	1,527

Other foreign government	–	734	1	735	–	716	1	717

Corporate	–	5,718	49	5,767	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	859	–	859	–	766	–	766

Residential mortgage-backed securities	–	535	–	535	–	386	–	386

Collateralized debt obligations	–	786	–	786	–	804	–	804

Other	–	904	–	904	–	883	–	883
Total debt securities – available-for-sale	$1,476	$12,897	$50	$14,423	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2019 and September 30, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	49

The following tables provide reconciliations of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities
September 30, 2019

Beginning balance	$306	$59	$192	$35	$2,295	$7,229	$10,116	$1,696	$11,812	$–

Acquisitions	–	–	–	–	13	–	13	–	13	1,418

Included in net income(1)(2)(3)	2	–	(2)	–	10	44	54	27	81	12

Included in OCI(2)	–	–	–	(1)	(5)	–	(6)	–	(6)	–

Purchases	25	4	–	–	175	66	270	28	298	–

Sales / Payments	–	–	(3)	–	(29)	(16)	(48)	(19)	(67)	(16)

Settlements	(1)	–	–	–	–	–	(1)	(1)	(2)	–

Transfers into Level 3(4)	10	–	–	–	–	–	10	–	10	–

Transfers (out) of Level 3(4)	(33)	(13)	–	–	–	–	(46)	–	(46)	–
Foreign currency translation(5)	–	–	1	1	6	12	20	(8)	12	11
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$1,425
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$(3)	$–	$10	$46	$54	$22	$76	$–
September 30, 2018

Beginning balance	$388	$130	$186	$33	$1,897	$7,337	$9,971	$1,360	$11,331	$–

Included in net income(1)(2)(3)	(5)	2	(2)	–	(6)	74	63	13	76	–

Included in OCI(2)	–	(5)	–	–	(2)	–	(7)	–	(7)	–

Purchases	31	39	3	–	238	135	446	125	571	–

Sales / Payments	(16)	–	–	–	(28)	(248)	(292)	(9)	(301)	–

Settlements	(1)	–	–	–	–	–	(1)	(1)	(2)	–

Transfers into Level 3(4)	–	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(4)	(65)	(47)	–	–	–	–	(112)	(5)	(117)	–
Foreign currency translation(5)	(3)	(1)	(2)	1	(9)	(28)	(42)	(14)	(56)	–
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495	$–
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(2)	$–	$(5)	$46	$34	$12	$46	$–

50	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value	Other liabilities
September 30, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648	$–

Acquisitions	–	–	–	–	13	–	13	–	13	1,418

Included in net income(1)(2)(3)	11	–	(3)	(22)	(51)	199	134	49	183	12

Included in OCI(2)	–	4	–	1	4	–	9	–	9	–

Purchases	70	31	4	22	366	520	1,013	145	1,158	–

Sales / Payments	(11)	–	(8)	–	(90)	(487)	(596)	(37)	(633)	(16)

Settlements	(4)	–	–	–	–	–	(4)	(1)	(5)	–

Transfers into Level 3(4)	10	–	–	–	–	–	10	–	10	–

Transfers (out) of Level 3(4)	(135)	(27)	(4)	–	–	–	(166)	–	(166)	–
Foreign currency translation(5)	(5)	(1)	(3)	(2)	(18)	(54)	(83)	(29)	(112)	11
Ending balance	$309	$50	$188	$35	$2,465	$7,335	$10,382	$1,723	$12,105	$1,425
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$7	$–	$(3)	$–	$(51)	$220	$173	$30	$203	$–
September 30, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700	$–

Included in net income(1)(2)(3)	(13)	–	8	–	32	274	301	22	323	–

Included in OCI(2)	–	(5)	–	(6)	(8)	–	(19)	–	(19)	–

Purchases	92	141	8	1	491	467	1,200	327	1,527	–

Sales / Payments	(48)	–	–	(1)	(157)	(585)	(791)	(25)	(816)	–

Settlements	(14)	–	–	(1)	–	–	(15)	(1)	(16)	–

Transfers into Level 3(4)	11	13	–	1	–	–	25	4	29	–

Transfers (out) of Level 3(4)	(117)	(167)	–	–	–	–	(284)	(5)	(289)	–
Foreign currency translation(5)	1	–	2	2	11	47	63	(7)	56	–
Ending balance	$329	$118	$185	$34	$2,090	$7,270	$10,026	$1,469	$11,495	$–
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(6)	$–	$9	$–	$32	$261	$296	$17	$313	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $59 and $256 for the three and nine months ended September 30, 2019, respectively ($92 and $329 for the three and nine months ended September 30, 2018, respectively), net of amortization of leasing commissions and tenant inducements of $15 and $57 for the three and nine months ended September 30, 2019, respectively ($18 and $55 for the three and nine months ended September 30, 2018, respectively).

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	51

6. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) as at September 30, 2019 and December 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

We use reinsurance to limit losses, minimize exposure to significant risks, and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

7. Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2019			For the three months ended September 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$120,696	$3,655	$117,041	$112,539	$3,671	$108,868

Change in balances on in-force policies	2,177	138	2,039	(1,074)	(120)	(954)

Balances arising from new policies	745	30	715	551	24	527

Method and assumption changes	(412)	(376)	(36)	(419)	(138)	(281)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,510	(208)	2,718	(942)	(234)	(708)

Foreign exchange rate movements	354	35	319	(968)	(54)	(914)
Balances before Other policy liabilities and assets	123,560	3,482	120,078	110,629	3,383	107,246

Other policy liabilities and assets	7,310	577	6,733	6,851	554	6,297
Total Insurance contract liabilities and Reinsurance assets, end of period	$130,870	$4,059	$126,811	$117,480	$3,937	$113,543

52	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	8,731	205	8,526	(3,424)	(165)	(3,259)

Balances arising from new policies	2,066	103	1,963	2,490	91	2,399

Method and assumption changes	(379)	(376)	(3)	(395)	(115)	(280)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	10,418	(68)	10,486	(1,329)	(189)	(1,140)

Foreign exchange rate movements	(1,760)	(103)	(1,657)	867	69	798
Balances before Other policy liabilities and assets	123,560	3,482	120,078	110,629	3,383	107,246

Other policy liabilities and assets	7,310	577	6,733	6,851	554	6,297
Total Insurance contract liabilities and Reinsurance assets, end of period	$130,870	$4,059	$126,811	$117,480	$3,937	$113,543

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

	For the three months ended September 30, 2019	For the nine months ended September 30, 2019	Description
Mortality / Morbidity	$(347)	$(347)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services in Canada.
Lapse and other policyholder behaviour	99	103	Updates to lapse and policyholder behaviour in all jurisdictions. The largest item was an unfavourable lapse update in International in Asia.
Expense	5	5	Updates to reflect expense experience in all jurisdictions.
Investment returns	1	6	Updates to various investment related assumptions across the Company, partially offset by updates to promulgated ultimate reinvestment rates.
Model enhancements and other	206	230	Various enhancements and methodology changes across all jurisdictions. The largest item was an unfavourable strengthening of reinsurance provisions in In-force Management in the U.S., partially offset by a favourable change to participating accounts in the UK in Corporate and the Philippines in Asia.
Total impact	$(36)	$(3)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	53

	For the three months ended September 30, 2018	For the nine months ended September 30, 2018	Description
Mortality / Morbidity	$(319)	$(320)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in International in Asia, Group Retirement Services in Canada and the UK in Corporate.
Lapse and other policyholder behaviour	564	563	Updates to lapse and other policyholder behaviour in all jurisdictions. The largest items, which all had unfavourable impacts, were updated lapse assumptions in the U.S. and International in Asia.
Expense	17	12	Updates to reflect expense experience in all jurisdictions including updates to Canada participating life insurance accounts.
Investment returns	(327)	(328)	Updates to various investment related assumptions across the Company including updates to Canada participating life insurance accounts.
Model enhancements and other	(216)	(207)	Various enhancements and methodology changes across all jurisdictions. The largest item was a favourable change to the participating provisions for adverse deviations in Canada and the U.S., partially offset by a change in reinsurance provisions in the U.S.
Total impact	$(281)	$(280)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2019		For the three months ended September 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$2	$2,634	$3	$2,619

Deposits	–	74	–	124

Interest	–	15	–	13

Withdrawals	–	(118)	–	(126)

Fees	–	(1)	–	(1)

Other	–	5	–	5

Foreign exchange rate movements	–	(1)	–	–

Balances, end of period	$2	$2,608	$3	$2,634

	For the nine months ended September 30, 2019		For the nine months ended September 30, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	255	–	370

Interest	–	43	–	39

Withdrawals	–	(347)	–	(301)

Fees	–	(4)	–	(6)

Other	–	15	–	15

Foreign exchange rate movements	(1)	–	–	–

Balances, end of period	$2	$2,608	$3	$2,634

54	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Balances, beginning of period	$509	$547	$515	$562

Change in liabilities on in-force policies	(1)	(38)	13	(73)

Foreign exchange rate movements	3	(9)	(17)	11

Balances, end of period	$511	$500	$511	$500

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Maturities and surrenders	$661	$670	$2,088	$1,925

Annuity payments	476	468	1,430	1,402

Death and disability benefits	1,005	909	3,120	2,999

Health benefits	1,950	1,592	5,414	4,751

Policyholder dividends and interest on claims and deposits	243	269	756	807

Total gross claims and benefits paid	$4,335	$3,908	$12,808	$11,884

8. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Recovered claims and benefits	$483	$439	$1,416	$1,385

Commissions	17	18	50	54

Reserve adjustments	5	(1)	10	24

Operating expenses and other	20	20	60	60
Reinsurance (expenses) recoveries	$525	$476	$1,536	$1,523

9. Fee Income

Fee income consists of the following:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Fee income from insurance contracts	$255	$238	$737	$708

Fee income from service contracts:

Distribution fees	210	211	609	631

Fund management and other asset-based fees	942	871	2,666	2,601

Administrative service and other fees	178	180	562	543
Total fee income	$1,585	$1,500	$4,574	$4,483

Distribution fees and Fund management and other asset-based fees are primarily earned in Asset Management. Administrative service and other fees are primarily earned in Canada. The fee income by reportable segment is presented in Note 4.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	55

10. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
		%		%		%		%

Total net income (loss)	$756		$877		$2,134		$2,252

Add: Income tax expense (benefit)	10		184		188		485
Total net income (loss) before income taxes	$766		$1,061		$2,322		$2,737

Taxes at the combined Canadian federal and provincial statutory income tax rate	$203	26.5	$284	26.8	$615	26.5	$732	26.8

Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(90)	(11.7)	(69)	(6.5)	(146)	(6.3)	(158)	(5.8)

Tax exempt investment income	(32)	(4.2)	(40)	(3.8)	(178)	(7.7)	(98)	(3.6)

Adjustments in respect of prior periods, including resolution of tax disputes	(74)	(9.7)	5	0.5	(91)	(3.9)	(1)	–

Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	4	0.3	6	0.3	4	0.1

Tax rate and other legislative changes	–	–	–	–	2	0.1	–	–

Other	3	0.4	–	–	(20)	(0.9)	6	0.2
Total tax expense (benefit) and effective income tax rate	$10	1.3	$184	17.3	$188	8.1	$485	17.7

In the second quarter of 2019, a provincial corporate tax rate decrease from 12% to 8% was enacted in Alberta, Canada. As a result, our statutory tax rate decreased from 26.75% (rounded to 26.8% in the table above) in 2018 to 26.5% in 2019 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase in our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, including dividend income, and capital gains arising in Canada. Fluctuations in foreign exchange rates and changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three months ended September 30, 2019 relates mainly to the resolution of tax matters in Canada, and the finalization of the prior year’s Canadian and U.S. tax filings, and for the nine months ended September 30, 2019 also includes the resolution of tax audits in MFS and amendments to the prior years’ U.S. tax filings. In the three months ended September 30, 2018, the adjustments related primarily to the finalization of the prior year’s Canadian and U.S. tax filings, and for the nine months ended September 30, 2018 also included the resolution of tax audits in Canada and Asia.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Other for the nine months ended September 30, 2019 and September 30, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. In the nine months ended September 30, 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.

56	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Capital Management

11.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at September 30, 2019, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions (“OSFI”). Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target, as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

11.B Significant Capital Transactions

11.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the nine months ended
	September 30, 2019		September 30, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582

Stock options exercised	0.6	22	0.4		16

Common shares purchased for cancellation	(11.5)	(158)	(7.7	)(1)	(109)

Common shares issued as consideration for business acquisition	–	–	0.1		4
Balance, end of period	587.6	$8,283	603.3		$8,493

(1)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc. (“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. SLF Inc. launched a normal course issuer bid on August 14, 2018 and amended it effective May 14, 2019 (the “2018 NCIB”). Under the 2018 NCIB, SLF Inc. was authorized to purchase and cancel up to 18 million common shares between August 14, 2018 and August 13, 2019. On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018 (the “2017 NCIB” and, together with the 2018 NCIB and the 2019 NCIB, the “NCIBs”).

Pursuant to each of the NCIBs, common shares purchased for cancellation were (or, in the case of the 2019 NCIB, are) able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	57

For the nine months ended September 30, 2019, SLF Inc. purchased and cancelled approximately 11.4 million common shares at an average price per share of $52.01 for a total amount of $592 under the 2018 NCIB and 2019 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. For the nine months ended September 30, 2018, SLF Inc. purchased and cancelled approximately 7.7 common shares at an average price per share of $52.91 for a total amount of $406 under the 2018 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

11.B.ii Senior and Subordinated Debt

On July 2, 2019, SLF Inc.’s Series D Senior Unsecured 5.70% Debentures matured and SLF Inc. repaid all of the outstanding $300 principal amount of such debentures together with all accrued and unpaid interest.

On May 13, 2019, SLF Inc. redeemed all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures in accordance with the redemption terms attached to such debentures.

On August 7, 2019, SLF Inc. issued $750 principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating debentures due 2029. SLF Inc. intends to use an amount equal to the net proceeds to finance or refinance, in whole or in part, new and/or existing eligible assets as defined in our Sustainability Bond Framework.

11.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in Canada and $39 (US$30) in U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in Canada and $35 (US$28) in U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

12. Segregated Funds

12.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2019	December 31, 2018

Segregated and mutual fund units	$98,243	$89,049

Equity securities	10,227	9,771

Debt securities	3,821	3,448

Cash, cash equivalents and short-term securities	618	711

Investment properties	384	400

Mortgages	23	23

Other assets	133	156

Total assets	$113,449	$103,558

Less: Liabilities arising from investing activities	643	496

Total investments for account of segregated fund holders	$112,806	$103,062

58	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Balances, beginning of period	$105,168	$101,496	$6,516	$7,196

Additions to segregated funds:

Deposits	2,486	2,671	19	21

Net transfer (to) from general funds	(162)	(65)	–	–

Net realized and unrealized gains (losses)	1,231	(56)	100	(105)

Other investment income	656	603	33	49
Total additions	$4,211	$3,153	$152	$(35)

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	2,526	2,512	141	138

Management fees	272	254	14	13

Taxes and other expenses	91	67	3	2

Foreign exchange rate movements	86	316	108	210
Total deductions	$2,975	$3,149	$266	$363

Net additions (deductions)	1,236	4	(114)	(398)
Balances, end of period	$106,404	$101,500	$6,402	$6,798

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	8,379	8,727	62	63

Net transfers (to) from general funds	(343)	(156)	–	–

Net realized and unrealized gains (losses)	10,859	1,558	728	(119)

Other investment income	1,219	1,171	116	146
Total additions	$20,114	$11,300	$906	$90

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	8,845	7,803	453	469

Management fees	777	754	40	44

Taxes and other expenses	278	202	12	4

Foreign exchange rate movements	473	162	398	46
Total deductions	$10,373	$8,921	$903	$563

Net additions (deductions)	9,741	2,379	3	(473)
Balances, end of period	$106,404	$101,500	$6,402	$6,798

13. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	59

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Revenue	$53	$7,707	$2,387	$(531)	$9,616

Shareholders’ net income (loss)	$704	$577	$104	$(681)	$704

September 30, 2018

Revenue	$91	$4,872	$1,113	$(78)	$5,998

Shareholders’ net income (loss)	$591	$719	$(177)	$(542)	$591

For the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Revenue	$160	$26,978	$5,718	$(1,702)	$31,154

Shareholders’ net income (loss)	$1,970	$1,347	$560	$(1,907)	$1,970

September 30, 2018

Revenue	$276	$15,523	$3,058	$(40)	$18,817

Shareholders’ net income (loss)	$2,013	$1,701	$159	$(1,860)	$2,013

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

September 30, 2019

Invested assets	$23,504	$153,229	$8,365	$(23,165)	$161,933

Total other general fund assets	$4,468	$24,106	$12,127	$(22,428)	$18,273

Investments for account of segregated fund holders	$–	$112,753	$53	$–	$112,806

Insurance contract liabilities	$–	$130,964	$10,359	$(10,453)	$130,870

Investment contract liabilities	$–	$3,121	$–	$–	$3,121

Total other general fund liabilities	$4,818	$24,852	$7,625	$(15,278)	$22,017

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

60	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Common shareholders’ net income (loss) for basic earnings per share	$681	$567	$1,899	$1,942

Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$684	$570	$1,907	$1,950

Weighted average number of common shares outstanding for basic earnings per share (in millions)	590	606	593	608

Add: dilutive impact of stock options(2) (in millions)	1	1	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	595	611	598	613

Basic earnings (loss) per share	$1.15	$0.94	$3.20	$3.19

Diluted earnings (loss) per share	$1.15	$0.93	$3.19	$3.18

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for both the three and nine months ended September 30, 2019 because these stock options were anti-dilutive for the period (1 million for both the three and nine months ended September 30, 2018).

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended September 30, 2019			For the three months ended September 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,384	$112	$1,496	$1,465	$(315)	$1,150

Unrealized gains (losses) on available-for-sale assets	344	39	383	63	(88)	(25)

Unrealized gains (losses) on cash flow hedges	(12)	6	(6)	(13)	(2)	(15)

Share of other comprehensive income (loss) in joint ventures and associates	(20)	1	(19)	(55)	(72)	(127)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(363)	1	(362)	(258)	11	(247)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,478	$159	$1,637	$1,347	$(466)	$881
Total attributable to:

Participating policyholders	$12	$–	$12	$12	$(1)	$11

Shareholders	1,466	159	1,625	1,335	(465)	870
Total	$1,478	$159	$1,637	$1,347	$(466)	$881

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2019	61

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(427)	$1,496	$1,012	$138	$1,150

Unrealized gains (losses) on available-for-sale assets	(56)	439	383	346	(371)	(25)

Unrealized gains (losses) on cash flow hedges	(21)	15	(6)	(11)	(4)	(15)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	5	(19)	(31)	(96)	(127)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(99)	(362)	(347)	100	(247)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(67)	$1,637	$1,114	$(233)	881
Total attributable to:

Participating policyholders	$14	$(2)	$12	$9	$2	$11

Shareholders	1,690	(65)	1,625	1,105	(235)	870
Total	$1,704	$(67)	$1,637	$1,114	$(233)	$881

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

62	Sun Life Financial Inc.	Third Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about Sun Life, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com

Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: sunlifeinquiries@astfinancial.com

Website: www.astfinancial.com/ca-en Shareholders can view their account details using AST Trust Company (Canada)’s Internet service, Investor Central.

Register at https://www.astfinancial.com/en-ca/login

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: sunlifeinquiries@astfinancial.com

United Kingdom

Link Asset Services

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: enquiries@linkgroup.co.uk

Philippines

Rizal Commercial Banking

Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila: 632-5318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please

contact the Transfer Agent in the country

where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

2019 Dividend Dates

Common Shares

Record Dates	Payment Dates

March 1, 2019	March 29, 2019

May 29, 2019	June 28, 2019

August 28, 2019	September 30, 2019

November 27, 2019	December 31, 2019

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at sunlifeinquiries@astfinancial.com.

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A

Series 2 – SLF.PR.B

Series 3 – SLF.PR.C

Series 4 – SLF.PR.D

Series 5 – SLF.PR.E

Series 8R – SLF.PR.G

Series 9QR – SLF.PR.J

Series 10R – SLF.PR.H

Series 11QR – SLF.PR.K

Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Third Quarter 2019	63

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com